UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2023

Commission File Number 001-41800

Arm Holdings plc

110 Fulbourn Road Cambridge CB1 9NJ United Kingdom
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒    Form 40-F ☐

Quarterly report for the three and six months ended September 30, 2023.

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-274544) of Arm Holdings plc (including the prospectus forming a part of each such registration statement) and to be a part thereof from the date of this Form 6-K to the extent not superseded by documents or reports subsequently filed or furnished.

Background and Certain Defined Terms
In this report, unless otherwise specified, Arm Holdings plc and its wholly owned subsidiaries are referred to as “the Company”, “Arm”, “we,” “our” or “us”. “The Company” refers (1) to Arm Limited before the corporate reorganization and (2) to Arm Holdings plc after the corporate reorganization.

Forward-Looking Statements
The following discussion and analysis of our financial condition, results of operations and notes to the unaudited condensed consolidated financial statements included herein contains forward-looking statements that reflect our plans, beliefs, expectations and current views with respect to, among other things, future events and financial performance. Our actual results could differ materially from the forward-looking statements included herein. Statements regarding our future and projections relating to revenue, cost of sales, expenses, costs, income (loss), and potential growth opportunities are typical of such statements. Factors that could cause or contribute to such differences include, but are not limited to, those discussed in “Risk Factors” in our final prospectus (the “IPO Prospectus”) filed on September 14, 2023 with the U.S. Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, relating to our Registration Statement on Form F-1.
The following contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, relating to our operations, results of operations and other matters that are based on our current expectations, estimates, assumptions and projections. The forward-looking statements appear in a number of places in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operations”. Forward-looking statements are based on our management’s beliefs and assumptions and on information currently available to our management. In some cases, you can identify forward-looking statements by the words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “is/are likely to,” “intend,” “plan,” “objective,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “target,” “continue” and “ongoing,” or the negative of these terms or other comparable terminology intended to identify statements about the future. The forward-looking statements and opinions are based upon current expectations and, while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements involve known and unknown risks, uncertainties and other important factors that may cause our actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. We caution that you should not place undue reliance on any of our forward-looking statements. We undertake no obligation to update forward-looking statements to reflect developments or information obtained after the date hereof and disclaim any obligation to do so except as required by applicable laws.

Arm Holdings plc
Condensed Consolidated Income Statements
(in millions, except share and per share amounts)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Revenue:
Revenue from external customers	$644	$469	$1,179	$993
Revenue from related parties	162	161	302	329
Total revenue	806	630	1,481	1,322
Cost of sales	(46)	(25)	(77)	(50)
Gross profit	760	605	1,404	1,272
Operating expenses:
Research and development	(626)	(248)	(963)	(466)
Selling, general and administrative	(290)	(172)	(486)	(325)
Disposal, restructuring and other operating expenses, net	—	(2)	—	(4)
Total operating expense	(916)	(422)	(1,449)	(795)
Operating income (loss)	(156)	183	(45)	477
Income (loss) from equity investments, net	(5)	(60)	(12)	(74)
Interest income, net	28	6	52	8
Other non-operating income (loss), net	14	23	13	27
Income (loss) before income taxes	(119)	152	8	438
Income tax benefit (expense)	9	(38)	(13)	(99)
Net income (loss)	$(110)	$114	$(5)	$339

Net income (loss) per share attributable to ordinary shareholders
Basic	$(0.11)	$0.11	$0.00	$0.33
Diluted	$(0.11)	$0.11	$0.00	$0.33

Weighted average ordinary shares outstanding
Basic	1,025,312,845	1,025,234,000	1,025,273,638	1,025,234,000
Diluted	1,025,312,845	1,027,048,150	1,025,273,638	1,026,475,177
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Comprehensive Income
(in millions)
(Unaudited)

	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Net income (loss)	$(110)	$114	$(5)	$339
Other comprehensive income, net of tax:
Foreign currency translation adjustments	(16)	(36)	(10)	(71)
Net change of the effective portion of designated cash flow hedges	(14)	(21)	(14)	(21)
Total comprehensive income (loss)	$(140)	$57	$(29)	$247

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value and share amounts)
(Unaudited)

	As of
	September 30, 2023	March 31, 2023
Assets:
Current assets:
Cash and cash equivalents	$1,406	$1,554
Short-term investments	800	661
Accounts receivable, net (including receivables from related parties of $270 and $402 as of September 30, 2023 and March 31, 2023, respectively)	864	999
Contract assets	235	154
Prepaid expenses and other current assets	137	169
Total current assets	3,442	3,537
Non-current assets:
Property and equipment, net	205	185
Operating lease right of use assets	205	206
Equity investments (including investments held at fair value of $578 and $592 as of September 30, 2023 and March 31, 2023, respectively)	725	723
Goodwill	1,615	1,620
Intangible assets, net	147	138
Deferred tax assets	139	139
Non-current portion of contract assets	121	116
Other non-current assets	211	202
Total non-current assets	3,368	3,329
Total assets	$6,810	$6,866
Liabilities:
Current liabilities:
Accrued compensation and benefits and share-based compensation	$159	$589
Tax liabilities	107	162
Contract liabilities (including contract liabilities from related parties of $119 and $135 as of September 30, 2023 and March 31, 2023, respectively)	288	293
Operating lease liabilities	24	26
Other current liabilities (including payables to related parties of $17 as of September 30, 2023 and March 31, 2023)	217	293
Total current liabilities	795	1,363
Non-current liabilities:
Non-current portion of accrued compensation and share-based compensation	19	152
Deferred tax liabilities	241	262
Non-current portion of contract liabilities	740	807
Non-current portion of operating lease liabilities	190	193
Other non-current liabilities	52	38
Total non-current liabilities	1,242	1,452
Total liabilities	2,037	2,815
Commitments and contingencies (Note 11)

Arm Holdings plc
Condensed Consolidated Balance Sheets
(in millions, except par value and share amounts)
(Unaudited)

	As of
	September 30, 2023	March 31, 2023
Shareholders’ equity:
Ordinary shares, $0.001 par value, 1,088,334,144 and 1,025,234,000 shares authorized as of September 30, 2023 and March 31, 2023, respectively, 1,025,234,000 issued and outstanding as of September 30, 2023 and March 31, 2023	2	2
Additional paid-in capital	1,979	1,216
Accumulated other comprehensive income	352	376
Retained earnings	2,440	2,457
Total shareholders’ equity	4,773	4,051
Total liabilities and shareholders’ equity	$6,810	$6,866
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions, except share amounts)
(Unaudited)

	Three Months Ended September 30, 2023
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of June 30, 2023	1,025,234,000	$2	$1,275	$382	$2,562	$4,221
Net income (loss)	—	—	—	—	(110)	(110)
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(14)	—	(14)
Foreign currency translation adjustments, net of tax	—	—	—	(16)	—	(16)
Share-based compensation cost	—	—	384	—	—	384
Tax withholding on vested shares	—	—	(23)	—	—	(23)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of September 30, 2023	1,025,234,000	$2	$1,979	$352	$2,440	$4,773
(1)    Includes approximately $129 million of share-based compensation cost recognized in the three-months ended September 30, 2023 for RSU awards previously liability-classified.

	Three Months Ended September 30, 2022
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of June 30, 2022	1,025,234,000	$2	$1,224	$364	$2,158	$3,748
Net income (loss)	—	—	—	—	114	114
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(21)	—	(21)
Foreign currency translation adjustments, net of tax	—	—	—	(36)	—	(36)
Share-based compensation cost	—	—	47	—	—	47
Balance as of September 30, 2022	1,025,234,000	$2	$1,271	$307	$2,272	$3,852

Arm Holdings plc
Condensed Consolidated Statements of Shareholders’ Equity
(in millions, except share amounts)
(Unaudited)

	Six Months Ended September 30, 2023
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2023	1,025,234,000	$2	$1,216	$376	$2,457	$4,051
Net income (loss)	—	—	—	—	(5)	(5)
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(14)	—	(14)
Foreign currency translation adjustments, net of tax	—	—	—	(10)	—	(10)
Share-based compensation cost	—	—	443	—	—	443
Tax withholding on vested shares	—	—	(23)	—	—	(23)
Reclassification of RSU awards previously liability-classified (1)	—	—	343	—	—	343
Distribution to majority ordinary shareholder related to Pelion IOT Limited	—	—	—	—	(12)	(12)
Balance as of September 30, 2023	1,025,234,000	$2	$1,979	$352	$2,440	$4,773
(1)    Includes approximately $212 million of share-based compensation cost recognized in the six-months ended September 30, 2023 for RSU awards previously liability-classified.

	Six Months Ended September 30, 2022
	Ordinary Shares
	Number of Shares	Amount	Additional Paid- in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholders’ Equity
Balance as of March 31, 2022	1,025,234,000	$2	$1,214	$399	$1,933	$3,548
Net income (loss)	—	—	—	—	339	339
Net change in fair value of the effective portion of designated cash flow hedges, net of tax	—	—	—	(21)	—	(21)
Foreign currency translation adjustments, net of tax	—	—	—	(71)	—	(71)
Share-based compensation cost	—	—	57	—	—	57
Balance as of September 30, 2022	1,025,234,000	$2	$1,271	$307	$2,272	$3,852
See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Six Months Ended September 30,
	2023	2022
Cash flows provided by (used for) operating activities:
Net income (loss)	$(5)	$339
Adjustments to reconcile net income (loss) to net cash provided by (used for) operating activities:
Depreciation and amortization	82	87
Deferred income taxes	(17)	(9)
Income (loss) from equity investments, net	12	74
Share-based compensation cost	653	47
Operating lease expense	17	17
Other non-cash operating activities, net	(3)	(2)
Changes in assets and liabilities:
Accounts receivable, net (including receivables from related parties)	135	(209)
Contract assets	(87)	39
Prepaid expenses and other assets	13	13
Accrued compensation and benefits and share-based compensation	(442)	(509)
Contract liabilities (including contract liabilities from related parties)	(72)	12
Tax liabilities	(64)	39
Operating lease liabilities	(17)	(59)
Other current liabilities (including payables to related parties)	(92)	(34)
Net cash provided by (used for) operating activities	$113	$(155)

Cash flows provided by (used for) investing activities
Purchase of short-term investments	(385)	(665)
Proceeds from maturity of short-term investments	246	610
Purchases of equity investments	(11)	(3)
Purchases of intangible assets	(13)	(22)
Purchases of property and equipment	(60)	(38)
Net cash provided by (used for) investing activities	$(223)	$(118)

Cash flows provided by (used for) financing activities
Payment of intangible asset obligations	(21)	(20)
Other financing activities, net	(6)	—
Payment of withholding tax on vested shares	(12)	—
Net cash provided by (used for) financing activities	$(39)	$(20)

Effect of foreign exchange rate changes on cash and cash equivalents	1	(21)
Net decrease in cash and cash equivalents	(148)	(314)
Cash and cash equivalents at the beginning of the period	1,554	1,004
Cash and cash equivalents at the end of the period	$1,406	$690

Arm Holdings plc
Condensed Consolidated Statements of Cash Flows
(in millions)
(Unaudited)

	Six Months Ended September 30,
	2023	2022
Non-cash operating, investing and financing activities:
Non-cash additions in property and equipment	$5	$9
Non-cash additions in intangible assets	$38	$—
Non-cash additions in operating lease right of use assets	$13	$2
Non-cash additions of operating lease liabilities	$13	$2
Non-cash additions to equity investments from conversion of certain receivables	$4	$—
Non-cash distributions to shareholders	$12	$—
Non-cash withholding tax on vested shares	$11	$—
Non-cash reclassification of share-based compensation costs	$343	$—

See accompanying notes to the condensed consolidated financial statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)

1 - Description of Business and Summary of Significant Accounting Policies
Description of Business
Arm Holdings plc and its wholly owned subsidiaries (“the Company” and also referred to as “we,” “our” or “us”) is a global leader in the semiconductor industry. The Company’s principal operations are the licensing, marketing, research and development of microprocessors, systems intellectual property (“IP”), graphics processing units, physical IP and associated systems IP, software, tools and other related services.
Corporate Reorganization
In September 2023, the Company completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing the Company’s corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, the historical consolidated financial statements of the Company were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.
Initial Public Offering
The registration statement on Form F-1 relating to the Company’s initial public offering (“IPO”) was declared effective on September 13, 2023 and the Company’s American depository shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “ARM” on September 14, 2023. On September 18, 2023, the Company completed the closing of its IPO. The Company’s shareholders sold an aggregate of 102,500,000 ADSs representing ordinary shares in the Company at a price of $51 per ADS, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments. The Company did not receive any proceeds from the sale of the ADSs in the IPO.
Upon completion of the IPO, the Company recognized incremental and accelerated share-based compensation expense for which service-based vesting conditions was satisfied or partially satisfied as of September 13, 2023. See Note 8 - Share-based Compensation for further details.
Basis of Presentation
The accompanying unaudited condensed consolidated financial statements have been prepared in conformity with accounting principles generally accepted in the U.S. (“GAAP”) and pursuant to the rules and regulations of the Securities and Exchange Commission (“SEC”) regarding interim financial information. Certain information and note disclosures normally included in the consolidated financial statements prepared in accordance with GAAP have been condensed or omitted pursuant to such rules and regulations. As such, the information included in the accompanying unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and the related notes thereto as of and for the fiscal year ended March 31, 2023, in the IPO Prospectus filed on September 14, 2023 with the SEC.
In the opinion of management, the accompanying unaudited condensed consolidated financial statements reflect all adjustments, consisting of only normal recurring adjustments, which are necessary for the fair statement of the unaudited condensed consolidated balance sheets, income statements, statements of comprehensive income, shareholders’ equity and cash flows for these interim periods. The results for the interim periods are not necessarily indicative of results for the full fiscal year.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Principles of Consolidation
The accompanying financial statements include the accounts of the Company, its wholly owned subsidiaries and the Arm Employee Benefit Trust (the “EBT”). All intercompany balances and transactions have been eliminated in consolidation.
The financial statements consolidate all of the Company’s affiliates, and the entities where the Company holds a controlling financial interest, because the Company holds a majority voting interest. The Company reevaluates whether there is a controlling financial interest in all entities when rights and interests change.
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenue and expenses during the reporting periods. Significant items subject to such estimates include, but are not limited to, revenue recognition, allowance for expected credit losses, income taxes, share-based compensation, impairment considerations for long-lived assets, fair value estimates and impairment for investments. The Company evaluates these estimates on an ongoing basis and revises estimates as circumstances change. The Company bases its estimates on historical experience, anticipated results, trends, and other various assumptions that it believes are reasonable. Actual results could differ materially from the Company’s estimates.
Derivative Financial Instruments and Hedge Activities
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically British Pound Sterling (“GBP”) denominated cash flows in the form of payroll and selling, general and administrative expenses are exposed to foreign currency risk. The Company monitors foreign currency exposures on a monthly basis to maximize the economic effectiveness of foreign currency hedge positions.
No derivatives were designated hedges prior to July 2022. All derivatives are recorded at fair value as either an asset or liability. For derivatives not designated as hedges, adjustments to reflect changes in the fair value of the derivatives are included in earnings in other non-operating income (loss), net on the Condensed Consolidated Income Statements.
In July 2022, all foreign currency forward contracts were designated as cash flow hedges in designated hedging relationships with the forecasted foreign denominated cash flows as the hedged transactions. The maximum length of time over which the Company is hedging its exposure to the variability in future foreign denominated cash flows is one year. For cash flow hedges that qualify and are designated for hedge accounting, the change in fair value of the derivative is recorded in the net change in fair value of the effective portion of designated cash flow hedges on the Condensed Consolidated Statements of Comprehensive Income, and subsequently recognized in research and development and selling, general and administrative expenses on the Condensed Consolidated Income Statements when the hedged transaction affects earnings.
The Company classifies all derivative assets and liabilities for designated and non-designated derivatives in prepaid expenses and other current assets and other current liabilities on the Condensed Consolidated Balance Sheets. The Company classifies cash flows from the settlement of effective cash flow hedges for designated and non-designated derivatives in the same category as the cash flows from the related hedged items in operating activities on the Condensed Consolidated Statements of Cash Flows. The foreign currency forward contracts are classified under Level 2 of the fair value hierarchy. See Note 6 - Fair Value.
Recent Accounting Pronouncements
There have been no recent accounting standard updates that are material or potentially material to the Company.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
2 - Revenue
Revenue Recognition
Revenue for the Company’s major product offerings consists of the following:
License and Other Revenue
•Intellectual property license — The Company generally licenses IP under non-exclusive license agreements that provide usage rights for specific applications for a finite or perpetual term. These licenses are made available electronically to address the customer-specific business requirements. These arrangements generally have distinct performance obligations that consist of transferring the licensed IPs, version extensions of architecture IP or releases of IPs, and support services. Support services consist of a stand-ready obligation to provide technical support, patches, and bug fixes over the support term. Revenue allocated to the IP license is recognized at a point in time upon the delivery or beginning of license term, whichever is later. Revenue allocated to distinct version extensions of architecture IP or releases of IP, excluding when-and-if-available minor updates over support term, are recognized at a point in time upon the delivery or beginning of license term, whichever is later.
Certain license agreements provide customers with the right to access a library of current and future IPs on an unlimited basis over the contractual period depending on the terms of the applicable contract. These licensing arrangements represent stand-ready obligations in that the delivery of the underlying IPs is within the control of the customer and the extent of use in any given period does not diminish the remaining performance obligations. The contract consideration related to these arrangements is recognized ratably over the term of the contract in line with when the control of the performance obligations is transferred.
•Software sales, including development systems — Sales of software, including development systems, which are not specifically designed for a given license (such as off-the-shelf software), are recognized upon delivery when control has been transferred and customer can begin to use and benefit from the license.
•Professional services — Services (such as training and professional and design services) that the Company provides, which are not essential to the functionality of the IP, are separately stated and priced in the contract and accounted for separately. Training revenue is recognized as services are performed. Revenue from professional and design services are recognized over time using the input method based on engineering labor hours expended to date relative to the estimated total effort required. For such professional and design services, the Company has an enforceable right to payment for performance completed to date, which includes a reasonable profit margin and the performance of such services do not create an asset with an alternative use.
•Support and maintenance — Support and maintenance is a stand-ready obligation to the customer that is both provided and consumed simultaneously. Revenue is recognized on a straight-line basis over the period for which support and maintenance is contractually agreed pursuant to the license.
Royalty Revenue
For certain IP license agreements, royalties are collected on products that incorporate the Company’s IP. Royalties are recognized on an accrual basis in the quarter in which the customer ships their products, based on the Company’s technology that it contains. The accrual is estimated using trend analysis based on market and sales data as well as customer specific financial information. As a result of estimating the amount of royalty revenue accrual in the period in which the customer sales occur using estimates based on sales trends and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price. Adjustments to revenue are required in subsequent periods to reflect changes in estimates as new information becomes available, primarily resulting from actual amounts subsequently reported by the licensees.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Disaggregation of Revenue
A summary of the Company’s disaggregated revenue is as follows:

	Three Months Ended September 30,
	External Customers		Related Parties		Total
(in millions, except percentages)	2023	2022	2023	2022	2023	2022
License and Other Revenue (1)	$294	$95	$94	$93	$388	$188
Royalty Revenue	350	374	68	68	418	442
	$644	$469	$162	$161	$806	$630
(1)    Includes over-time revenue of $30 million and $24 million and point-in-time revenue of $358 million and $164 million for the three months ended September 30, 2023 and 2022, respectively.

	Six Months Ended September 30,
	External Customers		Related Parties		Total
(in millions, except percentages)	2023	2022	2023	2022	2023	2022
License and Other Revenue (2)	$474	$242	$189	$204	$663	$446
Royalty Revenue	705	751	113	125	818	876
	$1,179	$993	$302	$329	$1,481	$1,322
(2)    Includes over-time revenue of $47 million and $48 million and point-in-time revenue of $616 million and $398 million for the six months ended September 30, 2023 and 2022, respectively.
Revenue by geographic region is allocated to individual countries based on the principal headquarters of the customers. The geographical locations are not necessarily indicative of the country in which the customer sells products containing the Company’s technology IP. The following table summarizes information pertaining to revenue from customers based on the principal headquarter address by geographic regions:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
United States	$331	$243	$623	$508
PRC (1)	178	162	319	330
Taiwan	166	97	281	197
Republic of Korea	62	53	107	114
Other countries	69	75	151	173
Total	$806	$630	$1,481	$1,322
(1)    “PRC” means the People’s Republic of China, including the Hong Kong Special Administrative Region and the Macau Special Administrative Region, but excluding Taiwan.
For the three months ended September 30, 2023, the Company had two customers that collectively represented 36% of total revenue, with the single largest customer accounting for 20% of total revenue and the second largest customer accounting for 16% of total revenue. For the three months ended September 30, 2022, the Company had three customers that collectively represented 48% of total revenue, with the single largest customer accounting for 25%, the second largest customer accounting for 13%, and the third customer accounting for 10%. No other customer represented 10% or more of total revenue for the three months ended September 30, 2023 and 2022.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
For the six months ended September 30, 2023, the Company had two customers that collectively represented 34% of total revenue, with the single largest customer accounting for 20% of total revenue and the second largest customer accounting for 14% of total revenue. For the six months ended September 30, 2022, the Company had three customers that collectively represented 48% of total revenue, with the single largest customer accounting for 25%, the second largest customer accounting for 12%, and the third customer accounting for 11%. No other customer represented 10% or more of total revenue for the six months ended September 30, 2023 and 2022.
Receivables
A summary of the components of accounts receivable, net is as follows:

(in millions)	As of September 30, 2023	As of March 31, 2023
Trade receivables	$486	$625
Royalty receivables	381	377
Total gross receivables	867	1,002
Allowance for current expected credit losses	(3)	(3)
Total accounts receivables, net	$864	$999
A summary of the movement in the allowance for current expected credit losses is as follows:

(in millions)	Total
Balance as of March 31, 2023	$3
Additional provision	—
Amounts written off during the period as uncollectible	—
Balance as of September 30, 2023	$3
As of September 30, 2023, the customer with the largest total receivables balance represented 31% of total receivables and the customer with the second largest total receivables balance represented 13% of total receivables. As of March 31, 2023, the customer with the largest total receivables balance represented 40% of total receivables. No other customer represented 10% or more of receivables as of September 30, 2023 and March 31, 2023.
Contract Assets
The timing of revenue recognition may differ from the timing of invoicing to customers. Contract assets are created when invoicing occurs subsequent to revenue recognition. Contract assets are transferred to accounts receivable when the right to invoice becomes unconditional. Contract assets increased by $278.9 million and $254.1 million due to the timing of billings to customers, which fell into subsequent periods, as of September 30, 2023 and March 31, 2023, respectively, offset by $192.5 million and $250.7 million of contract assets transferred to accounts receivable, as of September 30, 2023 and March 31, 2023, respectively. The balance and activity for loss allowances related to contract assets was immaterial for all periods presented.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Contract Liabilities
A reconciliation of the movement in contract liabilities is as follows:

(in millions)	Total
Current Contract Liabilities	$293
Non- Current Contract Liabilities	807
Balance as of March 31, 2023	$1,100
Customer prepayment and billing in advance of performance	117
Revenue recognized in the period that was included in the contract liability balance at the beginning of the period	(116)
Revenue recognized in the period that was included in the contract liability balance during the period	(73)
Balance as of September 30, 2023	$1,028
Current portion of contract liabilities	$288
Non-current portion of contract liabilities	$740
Satisfied Performance Obligations
For the three months ended September 30, 2023 and 2022, revenue recognized from previously satisfied performance obligations in prior reporting periods was $421.5 million and $447.0 million, respectively. For the six months ended September 30, 2023 and 2022, revenue recognized from previously satisfied performance obligations in prior reporting periods was $820.8 million and $894.5 million, respectively. These amounts primarily represent royalties earned during the period.
Remaining Performance Obligations
Remaining performance obligations represent the transaction price allocated to performance obligations that are unsatisfied, or partially unsatisfied, which includes unearned revenue and amounts that will be invoiced and recognized as revenue in future periods.
The Company has elected to exclude potential future royalty receipts from the disclosure of remaining performance obligations. In certain arrangements, the Company’s right to consideration may not correspond directly with the performance of obligations. Revenue recognition occurs upon delivery or beginning of license term, whichever is later. Accordingly, the analysis between time bands below has been estimated, but the final timing may differ from these estimates. In the absence of sufficient information, where the timing of satisfaction of the remaining performance obligations is dependent on a customer’s action, the transaction price allocated to such performance obligation is included in the outer-year time band unless contract or option expiration aligns with an earlier period or category.
As of September 30, 2023, the aggregate transaction price allocated to remaining performance obligations was $2,414.5 million, which includes $17.4 million of non-cancellable and non-refundable committed funds received from certain customers, where the parties are in negotiations regarding the enforceable rights and obligations of the arrangement.
The Company expects to recognize approximately 28% of remaining performance obligations as revenue over the next 12 months, 21% over the subsequent 13-to 24-month period, and the remainder thereafter.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
3 - Equity Investments
A summary of the components of equity investments is as follows:

(in millions)	As of September 30, 2023	As of March 31, 2023
Equity method investments under fair value option	$578	$592
Equity method investments under equity method	9	9
Non-marketable equity securities	138	122
Total equity investments	$725	$723
Income (loss) from equity investments, net is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Equity method investments (1)	$(4)	$(57)	$(14)	$(80)
Non-marketable equity securities (includes NAV)	(1)	(3)	2	6
Total loss from equity investments, net	$(5)	$(60)	$(12)	$(74)
(1)Includes equity method investments where the Company elected the fair value option, including those under the NAV practical expedient, along with investments accounted for under the equity method.
The Company elected the fair value option to account for certain equity method investments in Acetone Limited and Ampere Computing Holdings LLC (“Ampere”). See discussion below, along with Note 6 - Fair Value, for further information.
For the three and six months ended September 30, 2023 and 2022, income (loss) from equity method investments not accounted under the fair value option or the NAV practical expedient was immaterial.
The Company holds equity method investments in funds accounted for under the fair value option that apply the NAV practical expedient. The estimated fair values of the Company’s equity securities at fair value that qualify for the NAV practical expedient were provided by the partnerships based on the indicated market values of the underlying assets or investment portfolios. As of September 30, 2023 and March 31, 2023, the carrying value of equity method investments under the fair value option measured at NAV was $111.4 million and $109.4 million, respectively.
For the three months ended September 30, 2023, the Company recognized gains from changes in fair value of $2.1 million for equity method investments accounted for under the NAV practical expedient. For the three months ended September 30, 2022, no material gains or losses from changes in fair value were recognized for equity method investments accounted for under the NAV practical expedient. For the six months ended September 30, 2023 and 2022, the Company recognized gains and (losses) from changes in fair value of $1.6 million and $(0.1) million, respectively, for equity method investments accounted for under the NAV practical expedient. Changes in fair value are recorded through income (loss) from equity investments, net on the Condensed Consolidated Income Statements.
Acetone Limited
As of September 30, 2023 and March 31, 2023, the carrying value of the Company’s equity method investment in Acetone Limited was $76.8 million and $92.4 million, respectively. For the three months ended September 30, 2023 and 2022, the Company recognized fair value losses of $6.0 million and $13.2 million, respectively, in connection with the equity method investment in Acetone Limited. For the six months ended September 30, 2023 and 2022, the Company recognized fair value losses of $15.6 million and $35.2 million, respectively, in income (loss) from equity investments, net on the Condensed Consolidated Income Statements.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Ampere
As of September 30, 2023 and March 31, 2023, the carrying value of the Company’s equity method investment in Ampere was $389.8 million. For the three and six months ended September 30, 2023, the Company did not recognize any changes in fair value in Ampere. For the three and six months ended September 30, 2022, the Company recognized fair value losses of $44.1 million in income (loss) from equity investments, net on the Condensed Consolidated Income Statements.
As of September 30, 2023 and March 31, 2023, the outstanding balance of the convertible promissory note with Ampere was $31.6 million and $30.9 million, respectively in other non-current assets on the Consolidated Balance Sheets. The Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere as of September 30, 2023.
Non-marketable Equity Securities
Non-marketable securities are those for which the Company does not have significant influence or control. These represent either direct or indirect, through a capital fund, investments in unlisted early-stage development enterprises which are generating value for shareholders through research and development activities. The Company holds equity interests in certain funds which are accounted for under the NAV practical expedient. As of September 30, 2023 and March 31, 2023, the carrying value of assets measured at NAV was $20.3 million and $18.0 million, respectively.
For the three months ended September 30, 2023 and 2022, the Company recognized losses from changes in fair value of $0.3 million and $3.2 million, respectively, for non-marketable securities accounted for under the NAV practical expedient. For the six months ended September 30, 2023 and 2022, the Company recognized gains of $2.2 million and losses of $6.9 million, respectively, from changes in fair value for non-marketable securities accounted for under the NAV practical expedient.
In June 2023, the Company entered into a subscription letter with a subsidiary of SoftBank Vision Fund and Kigen (UK) Limited (“Kigen”), an entity of which SoftBank Vision Fund indirectly owned 85% of the share capital on a fully diluted basis with the remainder comprising management incentives. Pursuant to the subscription letter, the Company and this subsidiary of SoftBank Vision Fund each invested $10.0 million paid in cash in exchange for preference shares of Kigen. The preference shares are convertible into common shares of Kigen and are entitled to full dividends, distribution and voting rights. The Company does not have significant influence or control over Kigen and elected to apply the measurement alternative for this investment.
The Company elected to apply the measurement alternative to all other non-marketable equity securities. Under the measurement alternative, these equity securities are recorded at cost minus impairment, if any, plus or minus changes resulting from qualifying observable price changes in orderly transactions.
The components of gains (losses) which primarily include unrealized gains and losses on non-marketable securities inclusive of those measured under the NAV practical expedient are as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Observable price adjustments on non-marketable equity securities (includes NAV)	$(1)	$(3)	$2	$7
Impairment of non-marketable equity securities	—	—	—	(1)
Sale of non-marketable equity securities	—	—	—	—
Total income (loss) from equity investments, net	$(1)	$(3)	$2	$6

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
For the three months ended September 30, 2023, the Company recognized $1.8 million in dividends from equity investments measured using the NAV practical expedient. For the three months ended September 30, 2022, the Company did not receive dividends from equity investments measured using the NAV practical expedient. For the six months ended September 30, 2023 and 2022, dividends recognized from equity investments measured using the NAV practical expedient were $2.1 million and $0.3 million, respectively. The total amount of financial commitments to existing investees of the Company not provided for in the condensed consolidated financial statements was $21.3 million and $22.1 million as of September 30, 2023 and March 31, 2023, respectively.
4 - Financial Instruments
Loans and Other Receivables
Loans and other receivables carried at amortized cost is as follows:

(in millions)	As of September 30, 2023	As of March 31, 2023
Loan and other receivables carried at amortized cost
Loans receivable	$22	$25
Other receivables	6	18
Allowance for current expected credit losses	(19)	(22)
Loans and other receivables carried at amortized cost, net	$9	$21
The allowance for current expected credit losses reflects the Company’s best estimate of expected credit losses of the receivables portfolio determined on the basis of historical experience, current information, and forecasts of future economic conditions.
Loans receivable
For the fiscal year ended March 31, 2021, the loan receivable from Arduino SA (“Arduino”) was impaired in full as the balance was not expected to be recovered. In September 2023 and June 2022, the Company reduced the allowance for expected credit losses given the change in collectability with a corresponding reversal of expense for the portion of the loan receivable that was repaid in exchange for Series B preferred stock in Arduino. As of September 30, 2023, the loan receivable of $15.9 million from Arduino remained fully impaired.
The remaining balance of loans receivables as of September 30, 2023 and March 31, 2023 comprised a five-year loan of $3.1 million issued to Allia Limited and a four-year loan of $3.1 million and $3.0 million, respectively, issued to Cerfe Labs, Inc that was fully impaired in the fiscal year ended March 31, 2023. As of September 30, 2023, the loan receivable of $3.1 million from Cerfe Labs, Inc remained fully impaired.
Other receivables
As of March 31, 2023, balances included in other receivables comprised mainly of the $12.0 million receivable from the Company’s majority shareholder recorded in prepaid and other current assets on the Condensed Consolidated Balance Sheets related to the Company’s November 2021 sale of Pelion IOT Limited and its subsidiaries (“IoTP”). In August 2023, the Company distributed its receivable related to the Company’s sale of IoTP to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. The remaining balance as of September 30, 2023 and March 31, 2023, pertains to lease deposits and other receivables.
Convertible Loans Receivable
In December 2021, the Company acquired a $29.0 million principal balance convertible loan in Ampere. The Company elected the fair value option to measure this convertible loan receivable for which changes in fair value are recorded in other non-operating income (loss), net on the Condensed Consolidated Income Statements. For the three and six months ended September 30, 2023 and 2022, there were no material gains recognized.
5 - Derivatives

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The Company uses derivative financial instruments, specifically foreign currency forward contracts, to mitigate exposure from certain foreign currency risk. Certain forecasted transactions, specifically GBP denominated cash flows in the form of payroll and selling, general and administrative expenses are exposed to foreign currency risk.
As of September 30, 2023, the notional value of outstanding foreign currency forward contracts was £250.0 million and the fair value was $(7.7) million. As of March 31, 2023, the notional value of outstanding foreign currency forward contracts was £340.0 million and the fair value was $9.3 million.
The following table presents the notional amounts of the Company’s outstanding derivative instruments:

(in millions)	As of September 30, 2023	As of March 31, 2023
Designated as cash flow hedges
Foreign currency forward contracts	$313	$411

The following table presents the fair value of the Company’s outstanding derivative instruments:

	Derivative Assets		Derivative Liabilities
(in millions)	As of September 30, 2023	As of March 31, 2023	As of September 30, 2023	As of March 31, 2023
Designated as cash flow hedges
Foreign currency forward contracts	$—	$10	$8	$1
Cash Flow Hedge Gains (Losses)
The following table presents net gains (losses) on foreign currency forward contracts designated as cash flow hedges:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Consolidated Statements of Comprehensive Income:
Gains (losses) recognized in Accumulated other comprehensive income on cash flow hedge derivatives	$(12)	$(32)	$(2)	$(32)
(Gains) losses reclassified from Accumulated other comprehensive income into income	(6)	4	(16)	4
Tax benefit on cash flow hedges	4	7	4	7
Net change in fair value of the effective portion of designated cash flow hedges, net of tax (1)	$(14)	$(21)	$(14)	$(21)
Consolidated Income Statements, before tax:
Research and development	$3	$(2)	$9	$(2)
Selling, general and administrative expenses	$3	$(2)	$7	$(2)
(1)    All amounts reported in accumulated other comprehensive income at the reporting date are expected to be reclassified into earnings within the next 12 months.

For the three and six months ended September 30, 2023 and 2022, the Company’s cash flow hedges were highly effective with immaterial amounts of ineffectiveness recorded in the Condensed Consolidated Income Statements for these designated cash flow hedges and all components of each derivative’s gain or loss were included in the assessment of hedge effectiveness.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Non-designated Hedging Instrument Gains (Losses)
The following table presents net gains (losses) on derivatives not designated as hedging instruments recorded in non-operating income (loss), net on the Condensed Consolidated Income Statements:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Foreign currency forward contracts	$—	$—	$—	$(30)
The Company classifies foreign currency forward contracts as Level 2 fair value measurements pursuant to the fair value hierarchy. See Note 6 - Fair Value, for further details.
6 - Fair Value
To provide an indication about the reliability of the inputs used in determining fair value, the Company classifies its fair value financial instruments into the three levels prescribed under GAAP. An explanation of each level follows the tables and qualitative disclosures below. There were no transfers between fair value measurement levels for any periods presented.
The following table presents the Company’s fair value hierarchy for the liability measured and recognized at fair value on a recurring basis:

	As of September 30, 2023				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial liabilities
Foreign currency forward contracts	$—	$8	$—	$8	$—	$1	$—	$1
Total financial liabilities	$—	$8	$—	$8	$—	$1	$—	$1
The following table presents the Company’s fair value hierarchy for assets measured and recognized at fair value, excluding investments where the NAV practical expedient has been elected on a recurring basis:

	As of September 30, 2023				As of March 31, 2023
(in millions)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Financial assets
Short-term investments(1)	$800	$—	$—	$800	$661	$—	$—	$661
Equity method investments(2)	—	—	466	466	—	—	482	482
Convertible loans receivable	—	—	32	32	—	—	31	31
Foreign currency forward contracts	—	—	—	—	—	10	—	10
Total financial assets	$800	$—	$498	$1,298	$661	$10	$513	$1,184
(1)Short-term investments represent term deposits with banks with a maturity between 3 and 12 months.
(2)In accordance with Subtopic 820-10, investments that are measured at fair value using the NAV practical expedient are not classified in the fair value hierarchy.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The following tables summarize changes in the fair value, along with other activity associated with the Company’s Level 3 financial assets and liabilities:
Equity Method Investments

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Fair value of financial assets at the beginning of the period	$472	$502	$482	$524
Additions, net of contributions from shareholders of the Company	—	—	—	—
Fair value losses recognized in the income statement	(6)	(57)	(16)	(79)
Distributions to shareholders of the Company	—	—	—	—
Fair value at the end of the period	$466	$445	$466	$445
Convertible Loans Receivable

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Fair value of financial assets at the beginning of the period	$31	$29	$31	$29
Additions	—	—	—	—
Converted into equity	—	—	—	—
Fair value gains recognized in the income statement	1	1	1	1
Fair value at the end of the period	$32	$30	$32	$30
See below for a description of the valuation techniques and inputs used in the fair value measurement of Level 3 investments including equity method investments, convertible loans receivable, and currency exchange contracts.
Equity Method Investments
The Company elected the fair value option in accordance with the guidance in ASC 825, Financial Instruments (“ASC 825”) for its investments in Acetone Limited and Ampere. The Company initially computed the fair value for its investments consistent with the methodology and assumptions that market participants would use in their estimates of fair value with the assistance of a third-party valuation specialist or based on inputs from the investee. The fair value computation is updated on a quarterly basis. The investments are classified within Level 3 in the fair value hierarchy because the Company estimates the fair value of the investments using the (i) the market-calibration approach based on the guideline public company method, (ii) subject to availability of sufficient information, the income approach based on the discounted cash flow method, or (iii) the probability-weighted, expected return (“PWER”) approach.
The market-calibration approach considers valuation multiples that are calibrated to the valuation as of the prior valuation date (i.e., quarterly) based on: (a) changes in the broader market or industry; (b) changes in the guideline public companies; and (c) changes in the company’s operating and financial performance. The fair value computation under this approach includes a key assumption for the range of valuation multiples (i.e., enterprise value or revenue), which requires significant professional judgment by the valuation specialist and is based on observable inputs (e.g., market data) and unobservable inputs (e.g., market participant assumptions).

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The PWER approach is based on discrete future exit scenarios to determine the value of various equity securities. Under the PWER approach, the share value today is based on the probability-weighted, present value of expected future distributions, taking into account the rights and preferences of each debt and equity class. The Company considers an initial public offering scenario, a sale scenario, and a scenario assuming continued operation as a private entity for future exit scenarios. The fair value computation under this approach includes key assumptions for time to liquidity outcomes, discounted rate, and present value factors.
The following tables provide quantitative information related to certain key assumptions utilized in the valuation of equity method investments accounted for under the fair value option:

As of September 30, 2023 and March 31, 2023
(in millions)	Fair value as of September 30, 2023	Fair value as of March 31, 2023	Valuation Technique	Unobservable Inputs	Range of Estimates
Equity Method Investments	$466	$482	Acetone – Market-Calibration or discounted cash flow Ampere – PWER	LTM Revenue Multiple Probability of IPO, time to future exit scenario, discount rate	1.5x - 1.7x Probability weighted – 100% Discount Rate – 18.6%
Convertible Loans Receivable—Ampere
In December 2021, the Company acquired a $29.0 million convertible promissory note in Ampere, which is included in other non-current assets on the Condensed Consolidated Balance Sheets. As of September 30, 2023 and March 31, 2023, the Company’s maximum exposure to loss is the amounts invested in, and advanced to, Ampere. As of September 30, 2023 and March 31, 2023, the Company has not converted any of its convertible promissory note into equity.
The fair value of the Ampere convertible loan is based upon significant unobservable inputs, including the use of a probability weighted discounted cash flows model, requiring the Company to develop its own assumptions. Therefore, the Company has categorized this asset as a Level 3 financial asset.
Some of the more significant unobservable inputs used in the fair value measurement of the convertible loan include applicable discount rates, the likelihood and projected timing of repayment or conversion, and projected cash flows in support of the estimated enterprise value of Ampere. Changes in these assumptions, while holding other inputs constant, could result in a significant change in the fair value of the convertible loan.
If the amortized cost of the convertible loan exceeds its estimated fair value, the security is deemed to be impaired, and must be evaluated for the recognition of credit losses. Impairment resulting from credit losses is recognized within earnings, while impairment resulting from other factors is recognized in other comprehensive income (loss). As of September 30, 2023 and March 31, 2023, the Company has not recognized any credit losses related to this convertible loan.
The fair value calculated using significant unobservable inputs did not differ materially from the amortized cost basis as of September 30, 2023 and March 31, 2023.
Currency Exchange Contracts
For currency exchange contracts, these contracts are valued at the present value of future cash flows based on forward exchange rates at the balance sheet date.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
7 - Shareholders’ Equity
Employee Benefit Trust
In September 2023, the Company established the employee benefit trust (the “EBT”), constituted by a trust deed entered into by the Company and a professional trustee, with the principal purpose to facilitate the efficient and flexible settlement of share-based compensation arrangements with employees. The Company has the power to appoint and remove the trustee and therefore, consolidates the trust. The trustee of the EBT has the power to acquire ordinary shares or ADSs of the Company. The Company can fund the EBT by loan or non-repayable grant or gift to acquire ordinary shares or ADSs by subscription for newly issued shares or ADSs at nominal value or by purchasing ordinary shares or ADSs on the open market. In September 2023, the EBT purchased a nominal number of ADSs from the Company at par value that remained with the EBT as of September 30, 2023. These ADSs were expected to be imminently transferred out of the EBT, in order to settle vested share-based compensation for employees. As the EBT is consolidated by the Company, ordinary shares or ADSs held by the EBT are considered authorized and issued but not outstanding for the computation of earnings per share.
8 - Share-based Compensation
The Company had the following share-based payment arrangements during the periods presented:
Restricted Share Units—The Arm Limited All Employee Plan 2019 (“2019 AEP”)
With respect to the 2019 AEP, for the three months ended September 30, 2023 and 2022, the Company recognized $340.9 million of share-based compensation cost and $6.0 million of share-based compensation credit, respectively, and $21.3 million and $(0.5) million of tax benefit (expense) associated with these awards, respectively. For the six months ended September 30, 2023 and 2022, the Company recognized $421.6 million of share-based compensation cost and $1.4 million of share-based compensation credit, respectively, and $35.6 million and $0.2 million of tax benefit associated with these awards, respectively. The share-based payment credit for the three and six months ended September 30, 2022 was attributable to the decrease in the RSU fair value and employee departures.
In connection with the IPO, all restricted share units (“RSU”) previously issued under the 2019 AEP plan were modified to be settled in ordinary shares of the Company except for those awards granted to employees of the Israeli subsidiary. For those RSUs to be settled in ordinary shares, the Company accounted for this change as a modification in accordance with ASC 718, Compensation—Stock Compensation and changed the classification of the awards from liability-classified to equity-classified. As a result of the modification, the Company reclassified $306.6 million from the non-current portion of accrued compensation and share-based compensation to additional paid-in capital on the Condensed Consolidated Balance Sheets. The 2019 AEP RSUs will vest 180 days after the IPO date to the extent that the relevant vesting hurdle is met or exceeded. The modification resulted in the incremental and accelerated share-based compensation cost of $217.2 million at the modification date which affected 5,251 employees. For the remaining RSUs granted to employees of the Israeli subsidiary, these awards remain liability-classified and the Company will remeasure the RSUs at fair value at each reporting period through the date of settlement.
During the period starting from May 2022 through June 2022, the Company’s remuneration committee modified the terms of the 2019 AEP to accelerate the vesting for approximately 435 employees affected by restructuring activities initiated in the year ended March 31, 2022. The affected participants of the plan were provided the option to i) settle all unvested RSUs for a cash payment equivalent to the product of (a) a fixed amount as determined by the remuneration committee (b) 50% of the number of RSUs held by the participant, or ii) retain the RSUs until they become vested pursuant to the original vesting terms. The Company accounted for this acceleration as a modification of vesting in connection with a settlement which resulted in the recognition of incremental share-based compensation cost. For the three months ended June 30, 2022, the Company recognized incremental share-based compensation cost of $11.8 million related to the cash receipt option and $2.2 million related to the RSUs retention option, respectively.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The table below identifies the RSU activity under the 2019 AEP:

	Number of RSUs	Weighted Average Grant Date Fair Value Per RSU(1)
Outstanding as of March 31, 2023	11,601,185	$54.47
Granted	2,603	54.51
Cancelled and forfeited	173,437	54.51
Outstanding as of September 30, 2023	11,430,351	$54.47
Expected to vest as of September 30, 2023	11,430,351	$54.47
(1)As of March 31, 2023, 2019 AEP outstanding awards were liability-classified with a weighted average fair value per RSUs of $23.33. For periods presented prior to the IPO, the average grant date fair value per RSU represents the modification fair value at IPO.
As of March 31, 2023, the total outstanding liability-classified RSUs expected to vest were 11,601,185 with a weighted average fair value per RSU of $23.33. As of September 30, 2023, the IPO triggered a modification which reclassified RSUs from liability-classified to equity-classified. As of September 30, 2023, the total outstanding liability-classified RSUs expected to vest were 146,252 with the weighted average fair value per RSU of $51.32 for the Israeli subsidiary. As of September 30, 2023, $527.7 million and $6.4 million were recognized in additional paid-in capital and non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheets, respectively. As of March 31, 2023, $114.2 million was recognized as liability in the non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheets. As of September 30, 2023, there was $88.4 million of total unrecognized compensation cost related to awards issued under the 2019 AEP expected to be recognized over a weighted-average period of 0.5 years. For the six months ended September 30, 2023, the Company did not have any payments arising from normal course vesting events. For the six months ended September 30, 2022, liability-classified share-based awards paid were $15.9 million related to the RSUs that had vesting conditions accelerated pursuant to restructuring activities.
Restricted Share Units—Executive IPO Plan (“2019 EIP”)
For the three months ended September 30, 2023 and 2022, $5.4 million and $4.1 million, respectively, of share-based compensation cost was recognized in connection with awards issued under the 2019 EIP. For the six months ended September 30, 2023 and 2022, $6.2 million and $3.5 million, respectively, of share-based compensation cost was recognized in connection with awards issued under the 2019 EIP. For the three months ended September 30, 2023 and 2022, the income tax (expense) benefit recorded was $(0.1) million and $0.7 million, respectively. For the six months ended September 30, 2023, the Company did not record any tax benefit or expense in connection with the awards under the 2019 EIP. For the six months ended September 30, 2022, the tax benefit recorded was $0.6 million.
In connection with the IPO, all RSUs previously issued under the 2019 EIP plan were modified to be settled in ordinary shares of the Company. In accordance with ASC 718, Compensation—Stock Compensation, the Company changed the classification of the awards from liability-classified to equity-classified at that time. As a result of the modification, the Company reclassified $5.7 million from non-current portion of accrued compensation and share-based compensation to additional paid-in capital on the Condensed Consolidated Balance Sheets. Upon the IPO, the awards granted under the 2019 EIP Plan became fully vested and the Company recognized accelerated share-based compensation cost of $4.1 million for all awards outstanding under the 2019 EIP prior to the IPO. As of September 30, 2023, fully vested RSUs were not yet settled in ordinary shares of the Company. In October 2023, all fully vested equity-classified awards were settled in ordinary shares of the Company.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The table below identifies the RSU activity under the 2019 EIP:

	Number of RSUs	Weighted Average Grant Date Fair Value Per RSU(1)
Outstanding as of March 31, 2023	192,999	$51.00
Granted	—
Vested	192,999	51.00
Cancelled and forfeited	—
Outstanding as of September 30, 2023	—	$—
Expected to vest as of September 30, 2023	—	$—
(1)As of March 31, 2023, 2019 EIP outstanding awards were liability-classified with a weighted average fair value per RSUs of $37.43. For periods presented prior to the IPO, the average grant date fair value per RSU represents the modification fair value at IPO.
As of March 31, 2023, the total outstanding liability-classified RSUs that were expected to vest was 192,999 with the weighted average fair value per RSU of $37.43. As of September 30, 2023, $9.8 million was recognized in additional paid-in capital on the Condensed Consolidated Balance Sheets. As of March 31, 2023, $3.6 million was recognized in the non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheets. The Company did not have any payments for liability-classified share-based awards for the three and six months ended September 30, 2023 and 2022.
Phantom Share Scheme (Cash-Settled)
As of September 30, 2023 and March 31, 2023, there were no Phantom Shares outstanding. The Company recognized a credit for share-based compensation cost of $0.5 million and $0.8 million in connection with the Phantom Shares for the three and six months ended September 30, 2022, respectively, which was attributable to executive departures. No share-based compensation cost and tax expense or benefit was recognized under Phantom Shares Scheme Phantom Shares for the three and six months ended September 30, 2023. As of March 31, 2023, $1.1 million was recognized in accrued compensation and benefits and share-based compensation on the Condensed Consolidated Balance Sheets. For the six months ended September 30, 2023, the Company paid $0.9 million for the vested Phantom Shares. The variance between the amount accrued and paid of $1.1 million and $0.9 million, respectively, was driven by foreign exchanges differences as participants were paid in foreign denominated currencies. As of September 30, 2023, the Company did not have any unpaid amounts in relation to the vested awards.
Restricted Share Units – 2022 Arm Limited RSU Award Plan (“2022 RSU Plan”)
In June 2022, the 2022 RSU Plan was established to grant RSUs to all employees of the Company (“All Employee Awards”). The RSUs vest in tranches, require continuous service through the vesting date, and are subject to graded vesting over time. The 2022 RSU Plan allows for either cash or share settlement of the RSUs by tranche at the discretion of the Company’s remuneration committee. At the time of issuance, the Company intended to settle the RSUs in ordinary shares at the vesting date, and such RSUs were accounted for as equity-classified awards.
In November 2022, the Company determined that it would settle the first tranche of the RSUs outstanding that vested in March and May 2023 by paying cash instead of issuing shares. Other than the change in intent regarding form of settlement, no other terms or conditions regarding the RSUs were changed. The Company accounted for this change as a modification in accordance with ASC 718, Compensation—Stock Compensation and reclassified the affected portion of the award from equity to liability and remeasured the award at fair value at each reporting period through the date of settlement with consideration that total compensation cost cannot be less than the grant-date fair-value-based measure of the original award.
The 2022 RSU Plan provides vesting schedules applicable prior to and after an initial public offering. Upon the IPO, the awards under the 2022 RSU Plan were accounted for using the vesting schedules applicable after an initial public offering which resulted in an acceleration of compensation cost. The Company accounted for the changes as a modification in

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
accordance with ASC 718, Compensation—Stock Compensation and recorded $17.7 million of accelerated share-based compensation cost at the modification date which affected 5,041 employees.
The table below identifies the All Employee Awards activity under the 2022 RSU Plan:

	Number of RSUs	Weighted Average Grant Date Fair Value Per RSU
Outstanding as of March 31, 2023	11,129,734	$35.87
Granted	17,134,484	43.68
Vested	351,022	31.28
Cancelled and forfeited	454,247	39.93
Outstanding as of September 30, 2023	27,458,949	$40.69
Expected to vest as of September 30, 2023	27,458,949	$40.69
As of March 31, 2023, the total liability-classified RSUs that are expected to vest were 284,036 with a weighted average fair value per RSU of $40.47. For the six months ended September 30, 2023, the Company paid $244.0 million arising from the normal vesting of liability-classified share-based awards. All liability-classified awards were vested as of August 15, 2023 and were paid as of September 30, 2023. For the three months ended September 30, 2023 and 2022, share-based compensation cost of $152.1 million and $48.0 million was recognized in connection with RSUs, respectively. For the six months ended September 30, 2023 and 2022, share-based compensation cost of $215.5 million and $57.5 million was recognized in connection with RSUs, respectively. Tax benefits recorded for the three months ended September 30, 2023 and 2022 were $21.5 million and $9.1 million, respectively. Tax benefits recorded for the six months ended September 30, 2023 and 2022 were $33.3 million and $10.5 million, respectively. As of September 30, 2023, the Company recognized $208.1 million in additional paid-in capital on the Condensed Consolidated Balance Sheets for equity-classified awards. As of March 31, 2023, the Company recognized $1.9 million and $234.8 million in additional paid-in capital and accrued compensation and benefits and share-based compensation on the Condensed Consolidated Balance Sheets. As of September 30, 2023, there was $910.3 million total unrecognized compensation expense related to All Employee Awards issued under the 2022 RSU Plan expected to be recognized over a weighted-average period of 1.3 years and there were no liability-classified RSUs under the 2022 RSU Plan.
Executive Awards Granted under the 2022 RSU Plan – Executive Awards
In November 2022, the Company issued two types of executive awards (the “Annual Awards” and “Launch Awards”) under the 2022 RSU Plan to certain of our executive officers (collectively, the “Executive Awards”). The Executive Awards entitle participants to a fixed amount of cash or, upon the occurrence of a change in control or an initial public offering, ordinary shares of the Company at the discretion of the remuneration committee. As of September 30, 2023, awards are expected to be settled in ordinary shares at the vesting date.
In connection with the IPO, all Executive Awards previously issued under the 2022 RSU Plan were modified to be settled in ordinary shares of the Company. Given the awards were no longer expected to be settled in cash but rather expected to be settled in ordinary shares based on the initial public offering price of $51.00 per ADS, the modification resulted in a change to the classification of the Executive Awards from liability-classified to equity-classified. The Company accounted for this change as a modification in accordance with ASC 718, Compensation—Stock Compensation. As a result of the modification, the Company reclassified $9.1 million and $20.2 million in current portion of accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation, respectively, to additional paid-in capital on the Condensed Consolidated Balance Sheets. The modification resulted in an issuance of 1,875,202 RSUs equal to the fixed monetary amount issued to all Executive Awards outstanding under the 2022 RSU Plan as of that date. Upon the occurrence of the IPO, the Company recognized accelerated share-based compensation cost of $9.8 million, for which the service-based vesting condition was satisfied or partially satisfied, at the modification date which affected 14 employees.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The table below identifies the Executive Awards activity under the 2022 RSU Plan:

	Awards(1)	Weighted Average Grant Date Fair Value Per Award(1)
Outstanding as of March 31, 2023	—
Executed Awards converted from liability awards	1,875,202	$51.00
Granted	—	—
Vested	588,235	51.00
Cancelled and forfeited	—
Outstanding as of September 30, 2023	1,286,967	$51.00
Expected to vest as of September 30, 2023	1,286,967	$51.00
(1)    Awards and weighted average grant date per share exclude shares related to Annual Awards that currently have no grant date as the future performance objectives have not yet been defined and/or communicated to participants of the plan. For periods presented prior to the IPO, the average grant date fair value per award represents the modification fair value at IPO.
For the three and six months ended September 30, 2023, the Company recognized $20.3 million and $33.7 million, respectively, of share-based compensation cost and $(1.5) million and $1.0 million, respectively, of income tax (expense) benefit in connection with the Executive Awards granted under the 2022 RSU Plan. For the six months ended September 30, 2023, Executive Awards vested and paid were $25.0 million due to the normal course of vesting for liability-classified awards. As of September 30, 2023, fully vested equity-classified awards were not yet settled in ordinary shares of the Company. In October 2023, all fully vested equity-classified awards were settled in ordinary shares of the Company. As of September 30, 2023, $40.9 million was recognized in additional paid-in capital. As of March 31, 2023, the Company recognized $32.2 million as a liability for awards that are now remeasured and reclassified from liability to equity comprising $18.4 million and $13.8 million in accrued compensation and benefits and share-based compensation and non-current portion of accrued compensation and share-based compensation on the Condensed Consolidated Balance Sheets, respectively. As of September 30, 2023, there was $54.7 million of total unrecognized compensation cost related to equity-classified Executive Awards expected to be recognized over a weighted-average period of 1.3 years.
Share-based Compensation Cost
A summary of share-based compensation cost recognized on the Condensed Consolidated Income Statements is as follows:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions)	2023	2022	2023	2022
Cost of sales	$20	$2	$26	$3
Selling, general and administrative	149	12	198	18
Research and development	349	32	452	38
Total	$518	$46	$676	$59
No share-based compensation cost was capitalized for the three and six months ended September 30, 2023 and 2022.
9 - Income Taxes
For the three months ended September 30, 2023 and 2022, income tax (expense) benefit was $9.0 million and $(38.0) million, respectively. For the six months ended September 30, 2023 and 2022, income tax (expense) benefit was $(13.0) million and $(99.0) million, respectively. For the three months ended September 30, 2023 and 2022, the income tax (expense) benefit as a percentage of income before taxes was 7.6% and (25.0)%, respectively. For the six months ended September 30, 2023 and 2022, the income tax (expense) benefit as a percentage of income before taxes was (162.5)% and (22.6)%, respectively.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
The effective rate increased compared to the same period last year primarily due to the impact of the incremental share-based payment costs arising in connection with the IPO (see Note 8 - Share-based Compensation, for further details) in the three months ended September 30, 2023, part of which does not give rise to a tax benefit due to irrecoverable withholding tax.
For the three months ended September 30, 2023 and 2022, the effective rate differed from the United Kingdom statutory rate of 25% and 19%, respectively, primarily due to patent box, research and development tax credits and share-based compensation cost. For the six months ended September 30, 2023 and 2022, the effective tax rates differed from the United Kingdom statutory rate of 25% and 19%, respectively, primarily due to patent box, research and development tax credits and share-based compensation cost.
10 - Net Income (Loss) Per Share
The following table presents a reconciliation of basic and diluted earnings per share computations for all periods presented:

	Three Months Ended September 30,		Six Months Ended September 30,
(in millions, except shares and per share amounts)	2023	2022	2023	2022
Net income (loss)	$(110)	$114	$(5)	$339
Weighted average ordinary shares used to calculate basic net income (loss) per share (1)	1,025,312,845	1,025,234,000	1,025,273,638	1,025,234,000
Equity-classified awards	—	1,814,150	—	1,241,177
Weighted average ordinary shares used to calculate diluted net income (loss) per share	1,025,312,845	1,027,048,150	1,025,273,638	1,026,475,177
Net income (loss) per ordinary share - basic	$(0.11)	$0.11	$—	$0.33
Net income (loss) per ordinary share - diluted	$(0.11)	$0.11	$—	$0.33
(1)    For the three and six months ended September 30, 2023, includes weighted average ordinary shares for vested securities without restrictions that were not issued and outstanding as of the end of the reporting period.
The following table presents securities that were excluded from the computation of diluted net income (loss) per ordinary share because the effect of including the securities would have been anti-dilutive:

	Three Months Ended September 30,		Six Months Ended September 30,
	2023	2022	2023	2022
Restricted stock units (1)	38,774,854	11,710,800	38,774,854	11,710,800
Executive awards (2)	1,286,967	—	1,286,967	—
Total	40,061,821	11,710,800	40,061,821	11,710,800
(1)RSUs exclude certain awards which require cash settlement and do not allow for share settlement; however, for reporting periods prior to the IPO, RSUs include securities where change in control or the IPO was not probable to occur, and settlement was expected in cash upon the passage of time.
(2)Executive awards include amounts associated with the Annual Awards and Launch Awards. Prior to the IPO, these awards entitled participants to fixed monetary amounts where the quantity of securities was calculated based on the total fixed monetary amount divided by the closing average market price of ordinary shares. Upon the IPO, these awards entitle participants to a fixed number of ordinary shares calculated based on the total fixed monetary amount divided by the IPO price.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
11 - Commitments and Contingencies
Litigation
From time to time, the Company is party to litigation and other legal proceedings in the ordinary course of business. While the results of any litigation or other legal proceedings are uncertain, management does not believe the ultimate resolution of any pending legal matters is likely to have a material adverse effect on the Company’s financial position, results of operations or cash flows. The Company accrues for loss contingencies when it is both probable that it will incur the loss and when the Company can reasonably estimate the amount of the loss or range of loss. In the fiscal year ended March 31, 2023, the Company recorded a loss contingency related to an offer made by the Company to pay $40 million in respect of ongoing contractual disputes between the Company and a non-top five customer. That particular customer’s claims arose from a contract dating to a very early period in the Company’s history and that contract is both non-standard and significantly dissimilar from other customers’ contracts. On September 15, 2023, the Company reached an agreement, in which both parties resolved all contractual disputes and reached a mutual understanding of the contractual rights and obligations under the licensing arrangement. As a result, no amount of cash was paid by the Company to the customer with such agreement. The settlement agreement provided alignment of the rights and obligations which were previously agreed with the non-top five customer. During the three and six months ended September 30, 2023, the liability for litigation was reversed resulting in a reduction of selling, general and administrative by $40.0 million.
No other material amounts related to litigation settlements were recognized in the three and six months ended September 30, 2023 and 2022.
Kronos Guarantee
In March 2022, a wholly owned United Kingdom subsidiary of SoftBank, Kronos I (UK) Limited (“Kronos”), was created for the purpose of SoftBank arranging a non-recourse facility agreement (the “Facility Agreement”) with J.P. Morgan SE as Facility Agent to be secured by its equity interest in the Company. SoftBank pledged its ownership interest in the Company by transferring such interest to an entity that sits between Kronos and the Company, and SoftBank has no further obligation under the Facility Agreement. In September 2023, prior to the closing of the Company’s initial public offering, SoftBank paid the Facility Agreement and the Company’s Undertaking and Guarantee were terminated.
Under the Facility Agreement, the lenders initially were committed to make up to $8.0 billion of funds available to Kronos under a “Bridge Facility” and “Term Facility”, together with the Bridge Facility, (the “Facility”). In March 2022, the Term Facility was funded for $7.1 billion and the Bridge Facility was funded for $0.9 billion.
In June 2022, an amendment was executed which expanded the total commitment of the Term Facility to $8.5 billion via an additional term facility of $1.4 billion, $0.9 billion of which was used to repay the Bridge Facility in full with the remaining $0.5 billion representing incremental debt. The Term Facility matures on the earlier of two years after Kronos draws upon the facility or three months after the effective date of a public listing of the Company’s ordinary shares.
Beyond the pledge of the interest in the Company as collateral for the Facility, in March 2022, the Company entered into the Arm Undertaking (the “Undertaking”) to confirm and agree to comply with certain terms of the Facility Agreement (including operational restrictions) and a springing guarantee and indemnity agreement (the “Guarantee”) with J.P. Morgan SE. The Guarantee commences upon an “Arm Guarantee Trigger Event,” which includes a public listing of the Company’s ordinary shares not occurring within 18 months of the closing date of the Facility or any public announcement or notice to lenders that a listing will not be undertaken and failure by the Company or its subsidiaries to comply with the obligations under the Undertaking. Until an Arm Guarantee Trigger Event occurs, the Company is not obligated to perform or make payment on the obligations of Kronos.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Once an Arm Guarantee Trigger Event has occurred, the Company guarantees all overdue payments under the Facility Agreement. The total commitment is $8.5 billion and would only become a potential obligation to the Company if Kronos were to default on any such obligation, as Kronos remains the primary obligor under the Facility Agreement even after an Arm Guarantee Trigger Event. Upon default, the lenders can satisfy their claim either through the collateral of Kronos’ interest in the Company or through the Company servicing the debt and meeting payment obligations pursuant to the Guarantee. SoftBank as the owner of Kronos may avoid default by restructuring the Facility Agreement, or otherwise monetizing the collateral for the necessary liquidity to meet payment obligations under the Facility Agreement. The Company believes that the likelihood of assuming the debt obligations under the Guarantee is remote due to Kronos’ significant collateralization of the obligations under the Facility Agreement and that SoftBank will avoid a default by Kronos for which the obligations would become enforceable against the Company.
In August 2023, the Kronos Guarantee was amended to extend the Arm Guarantee Trigger Event period in relation to a public listing of the Company’s ordinary shares not occurring, from 18 to 21 months, of the closing date of the Facility or any public announcement or notice to lenders that a listing will not be undertaken and failure by the Company or its subsidiaries to comply with the obligations under the Undertaking.
Arduino Guarantee
The Company is guarantor for a $5.3 million credit facility available to Arduino. The guaranty expires in January 2024. As of September 30, 2023 and March 31, 2023, no claims have been made against the guaranty.
12 - Related Party Transactions
Arm China and Acetone Limited
Following the restructuring of its direct investment in Arm Technology (China) Co. Limited (“Arm China”) in the fiscal year ended March 31, 2022, the Company has a 10% non-voting ownership interest in Acetone Limited, whose primary asset is a 48.18% interest in Arm China. The Company has no direct material transactions with Acetone Limited.
For the three months ended September 30, 2023 and 2022, the Company recognized revenue of $162.0 million and $159.7 million, respectively, and recognized expenses of $17.5 million and $18.5 million, respectively, under a service share arrangement with Arm China. For the six months ended September 30, 2023 and 2022, the Company recognized revenue of $300.9 million and $325.3 million, respectively, and recognized expenses of $33.6 million and $31.7 million, respectively, under a service share arrangement with Arm China. The Company leases certain assets to Arm China and rental income was immaterial for all periods presented herein.
As of September 30, 2023, the Company had a net receivable of $258.4 million ($269.6 million receivable less $11.2 million payable) from Arm China. As of September 30, 2023, the Company had contract liabilities of $89.0 million relating to Arm China. As of March 31, 2023, the Company had a net receivable of $386.9 million ($400.7 million receivable less $13.9 million payable) from Arm China. As of March 31, 2023, the Company had contract liabilities of $103.4 million.
See Note 3 - Equity Investments, for further details of the impact of Acetone Limited on the Company’s results.
Other Entities Related by Virtue of Common Control in SoftBank
The Company also had other revenue and expense transactions, along with receivable and balances with other entities by virtue of common control in SoftBank. For the three months ended September 30, 2023 and 2022, the Company recognized revenue of $0.4 million and $0.2 million, respectively. For the six months ended September 30, 2023 and 2022, the Company recognized revenue of $0.6 million and $0.6 million, respectively. As of September 30, 2023, the Company had accounts receivable and contract liabilities of $0.2 million and $1.6 million, respectively. In August 2023, the Company distributed its receivable related to the Company’s sale of Pelion IOT Limited and its subsidiaries (“IoTP”) to the majority shareholder of the Company, which represented a non-cash distribution of $12.0 million. As of March 31, 2023, the

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
Company had accounts receivable, other receivables and contract liabilities of $0.5 million, $12.0 million, and $1.6 million, respectively. The Company also had immaterial lessee leases with a certain related party by virtue of common control in SoftBank.
SoftBank Group Facility
In March 2022, Kronos, an entity under common control of SoftBank, entered into the Facility Agreement which is secured by its interest in the Company. The Company also entered into the Undertaking to confirm and agree to comply with the terms of the Facility Agreement and a Guarantee of the obligations under the Facility Agreement owed by Kronos. Under the terms of the Guarantee, upon an Arm Guarantee Trigger Event, the Guarantee springs into effect, such that any future payment default by Kronos following such date may require performance by the Company if not settled by use of the share collateral or otherwise restructured. In September 2023, Softbank settled the Facility Agreement and the Company’s Undertaking and Guarantee were terminated. See Note 11 - Commitments and Contingencies, for further details on this Guarantee.
Other Equity Investments
The Company has revenue transactions, along with receivable, contract asset and contract liability balances for certain other equity investees, for which the Company has significant influence or, for investments in limited partnerships or certain limited liability companies that maintain a specific ownership account for each investor, and has more than virtually no influence (i.e., at least 3% to 5% ownership). For the three months ended September 30, 2023 and 2022, the Company recognized revenue of $0.1 million and $1.1 million, respectively. For the six months ended September 30, 2023 and 2022, the Company recognized revenue of $1.1 million and $2.7 million, respectively.
As of September 30, 2023, the Company had contract assets and contract liabilities of $2.7 million and $32.3 million, respectively. As of March 31, 2023, the Company had accounts receivable, contract assets and contract liabilities of $0.5 million, $8.7 million and $30.2 million, respectively.
For the three months ended September 30, 2023, Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $2.1 million. No distributions, dividends, or returns of capital were recognized in the three months ended September 30, 2022.
For the six months ended September 30, 2023 and 2022, Company recognized aggregate distributions, dividends and returns of capital from certain equity investments of $2.4 million and $0.3 million, respectively.
Linaro Limited
Linaro Limited (“Linaro”) is a not-for-profit entity for which the Company is a member and exhibits significant influence. For the three months ended September 30, 2023 and 2022, the Company incurred subscription costs of $2.4 million and $2.2 million, respectively, from Linaro. For the six months ended September 30, 2023 and 2022, the Company incurred subscription costs of $4.7 million and $4.2 million, respectively, from Linaro. As of September 30, 2023 and March 31, 2023, $0.7 million and $0.3 million was recorded in other current liabilities on the Condensed Consolidated Balance Sheets, respectively.
In February 2023, the Company entered into an agreement with Linaro to sell certain net assets of the Company that meets the definition of a business in exchange for cash consideration of $4.0 million to be paid in equal annual installments over five years. As of September 30, 2023 and March 31, 2023, total purchase consideration remained unpaid and was recorded in prepaid expenses and other current assets and other non-current assets.
Loans to Related Parties
As of September 30, 2023 and March 31, 2023, the Company had a loan receivable of $15.9 million and $19.2 million, respectively with Arduino, a related party, which was subject to impairment considerations. The Company also has an outstanding loan receivable of $3.0 million with Cerfe Labs, Inc., a related party which was fully impaired as of March 31, 2023. See Note 4 - Financial Instruments, for further information regarding this loan.

Arm Holdings plc
Notes to Condensed Consolidated Financial Statements
(unaudited)
As of September 30, 2023 and March 31, 2023, the outstanding balance of the convertible promissory note with Ampere, a related party, was $31.6 million and $30.9 million, respectively. The Company’s maximum exposure to loss are the amounts invested in, and advanced to, Ampere as of September 30, 2023.
Other relationships
The Company engaged Raine Securities LLC, a related party, for certain advisory services in connection with the IPO. For the three and six months ended September 30, 2023, the Company incurred $10.7 million in expenses, of which $5.2 million was reimbursed by the underwriters in the IPO. For the three and six months ended September 30, 2022, under a separate agreement, the Company incurred $0.6 million and $1.2 million in expenses, respectively. As of September 30, 2023 and March 31, 2023, the Company recorded other current liabilities of $5.5 million and $2.5 million, respectively.
13 - Subsequent Events
As of October 25, 2023, the Company has determined that the market condition for the 2019 AEP has been met and, therefore, will vest at 100%.

Management’s Discussion and Analysis of Financial Condition and Results of Operations
You should read the following discussion and analysis of our financial condition and results of operations together with our unaudited condensed consolidated financial statements and related notes included in this Quarterly Report on Form 6-K (this “Quarterly Report”) and in conjunction with our audited consolidated financial statements and related notes for the fiscal year ended March 31, 2023, which are included in our IPO Prospectus. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business and our expectations with respect to liquidity and capital resources, includes forward-looking statements. These forward-looking statements are subject to numerous risks and uncertainties, including, but not limited to, those risks and uncertainties described in the “Risk Factors” and “Special Note Regarding Forward-Looking Statements” sections in our IPO Prospectus. Our actual results could differ materially from the results described in or implied by these forward-looking statements.
Overview
Arm architects, develops, and licenses high-performance, low-cost, and energy-efficient CPU products and related technology, on which many of the world’s leading semiconductor companies and OEMs rely to develop their products. We enable any company to make a modern computer chip through the unique combination of our energy-efficient CPU IP and related technologies and our unmatched ecosystem of technology partners. Our primary product offerings are leading CPU products that address diverse performance, power, and cost requirements. Complementary products such as GPUs, System IP, and compute platforms are also available and enable high-performance, efficient, reliable, system-level creation for a wide range of increasingly sophisticated devices and applications. Our development tools and robust software ecosystem have further solidified our position as the world’s most widely adopted processor architecture. Our partners include leading semiconductor technology suppliers (including foundries and EDA vendors), firmware and operating system vendors, game engine vendors, software tool providers and application software developers. Our solution, combined with the breadth of our software ecosystem and the millions of chip design engineers and software developers that utilize it, has created a virtuous cycle of adoption, which means that software developers write software for Arm-based devices because it offers the biggest market for their products, and chip designers choose Arm processors because they have the broadest support of software applications.
Our Business Model
We have a flexible business model for licensing products to customers, and we are continuously assessing our ability to provide greater flexibility to our customers and maximize the number of design wins for our products. Our customers license our products for a fee, which gives them access to our products and enables them to develop Arm-based processors. Once a processor has been designed and manufactured with our products, we receive a per-unit royalty on substantially all Arm-based chips shipped by our customers. Our business model enables the widest range of customers to access Arm products through an agreement best suited to their particular business needs. Our licensing and royalty business model includes:
•Arm Total Access Agreements: Under an Arm Total Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. We retain the right, from time to time, to add or remove specific products from the package. The agreement is for a fixed term and may limit the number of concurrent chip designs that may use products from the package.
•Arm Flexible Access Agreements: Under an Arm Flexible Access agreement, we license a portfolio of CPU designs and related technologies to a customer in return for an annual fee determined at execution of the agreement. Unlike an Arm Total Access license, the package of products licensed pursuant to an Arm Flexible Access agreement will not contain our latest products. Although customers are free to experiment with products contained in the Arm Flexible Access package, they must pay a single use license fee for specific products if they include Arm products in a final chip design “tape out,” when the final result of a semiconductor chip design is sent for manufacturing. As with an Arm Total Access agreement, we retain the right, from time to time, to add or remove specific products from the package.
•Technology Licensing Agreements (TLA): Under a TLA, we license a single CPU design or other technology design to a customer in return for a fixed license fee. The license may be limited by term (i.e., the number of years during which the licensee is entitled to incorporate our products in new chip designs, but licensees typically have the right to manufacture designs perpetually) and/or by number of uses (i.e., the number of concurrent chip designs that may use our products).

•Architecture License Agreements (ALA): Under an ALA, the licensee is allowed to develop their own highly customized CPU designs that is compliant with the Arm instruction set architecture (“ISA”) for a fixed architecture license fee. As the creation of an optimized CPU is very costly and time consuming, architecture licensees will often also license Arm CPU designs to use either as a complementary processor alongside the licensee’s Arm-compliant CPU design, or in other chips where the licensee’s own design is unsuitable.
•Royalty Fees: We generate the majority of our revenue from customers who enter into license agreements, pursuant to which we receive royalty fees based on average selling price of the customer’s Arm-based chip or a fixed fee per chip. Royalty revenue is impacted primarily by the adoption of our products by the licensee as well as other factors, such as product lifecycles, customer’s business performance, market trends and global supply constraints. In the six months ended September 30, 2023, royalty revenue represented 55% of our total revenue.
Key Factors and Trends Affecting Our Operating Results
We believe that the growth of our business and our future success are dependent upon many factors, including those described in the section titled “Risk Factors” and elsewhere in the IPO Prospectus as well as the factors described below. While each of these factors presents significant opportunities for us, these factors also pose challenges that we must successfully address in order to sustain the growth of our business and enhance our results of operations.
Global Demand for Semiconductor Products and Cyclical Nature of the Semiconductor Industry
Semiconductor chips are essential components in consumer, enterprise, and automotive electronics, which has resulted in sustained and increasing long-term demand for semiconductor chips, a significant percentage of which contain our products. Our license and royalty revenue is, in part, affected by market conditions in the semiconductor industry, which is cyclical by nature and impacted by broad economic factors, such as worldwide gross domestic product and consumer and enterprise spending. While the semiconductor industry has experienced significant, prolonged, and sometimes sudden downturns in the past, we expect there to be continued and increasing demand for semiconductors over the long term as macro trends drive device manufacturers to produce more powerful and energy-efficient devices.
Because our royalty revenue is dependent on the number of Arm-powered chips shipped by our customers, dislocations created by cyclical, economic factors generally affect demand for our customers’ chips and, consequently, may result in variability in our operating performance. Royalties are recognized on an accrual basis in the quarter in which the customer ships products incorporating our products. A material portion of the accrual is estimated using trend analysis of market and sales data as well as customer-specific financial information with a true-up in the following quarter based on actual sales data once received. Accordingly, differences between our estimated market trends and our customers’ forecasts of their chip shipments can lead to variability in our royalty revenue.
Our Market Share Across End Markets
Arm CPUs are the world’s most widely licensed and deployed processors. Our products are used in almost all smartphones, the majority of tablets and digital TVs, and a significant proportion of all chips with embedded processors, including for both consumer and enterprise applications. As new high-growth markets for electronics emerge and incorporate more AI and ML workloads, they require our more advanced processor designs in areas such as cloud computing, the automotive industry, and the IoT economy. Our operating and financial performance is dependent, in large part, upon maintaining our market share in the smartphone and consumer electronics markets and maintaining or growing market share in our other target markets.
Ability to Provide Our Customers with More Value Per Chip
We believe our ability to continue to develop more advanced products and offer increasingly comprehensive product packages, including providing more complete subsystems, will encourage greater use of our products by existing and prospective customers. For example, some licensees may combine multiple different Arm CPUs in a single chip, Arm CPUs with other Arm IP such as Arm GPUs, or deploy Arm CPU implementations with more than 100 cores. Some customers may be better served by the integration of our IP into a subsystem with additional information to assist in fabrication. For chips where our products have provided more value, we will typically receive a higher royalty rate per chip. Accordingly, we believe that our investments in higher performance, higher efficiency, and more specialized designs will drive greater demand for our products and higher value for our customers, which is expected to result in higher royalty fees. Our future performance is dependent on our continued ability to provide value to customers, and our ability to drive additional value through technological innovation.

Increasing Design Wins with Existing and Prospective Customers
We have in the past and will continue to make significant investments in research and development to ensure that we can develop products suitable for new opportunities with existing and prospective customers. A key measure of our success is our customer design wins. Because we are often embedded within our customers’ R&D functions, we typically have significant, unique visibility into our customers’ product development pipelines, which we believe positions us to capture design wins to a greater extent than our competitors. A “design win” occurs when a customer decides to include an Arm CPU product or related technology within one of their chip designs. For customers who already license our products, a new design win does not necessarily require a customer to sign a new license. By licensing a portfolio of Arm products to our customers (rather than licensing a single CPU design or other technology design), we have made it easier and more compelling for customers to access and utilize more Arm products, further broadening our potential customer base and end-market penetration. Our licensing options provide greater flexibility to our customers and maximize our opportunities to secure more design wins for our products, which results in greater opportunities to increase our recurring royalty revenue.
Performance of Arm China
We depend on our commercial relationship with Arm China to access the PRC market, and a significant portion of our total revenue is generated from Arm China, a related party. Arm China has the right to sublicense our processor technology pursuant to the IPLA. Our responsibility under the IPLA is to facilitate delivery of our processor technology to Arm China’s end customers in accordance with detailed instructions and other specifications from Arm China. Our revenue is calculated as a percentage of license and royalty fees earned by Arm China from sub-license arrangements entered into with its end customers. Where our revenue is earned as a percentage of the license fee received by Arm China, we categorize such revenue as our license revenue. Our share of Arm China’s royalties is categorized as royalty revenue in our financial statements. Despite our significant reliance on Arm China through our commercial relationship with them, both as a source of revenue and a conduit to the important PRC market, Arm China operates independently of us. Under the IPLA, Arm China’s payments due to us are determined based on the financial information that Arm China provides to us. Accordingly, we are dependent on Arm China providing us with reliable and timely financial information. Additionally, political actions, including trade and national security policies of the U.S. and PRC governments, such as tariffs, placing companies on restricted lists, or new end-use controls, have in the past, currently do and could in the future limit or prevent us, directly or through our commercial relationship with Arm China, from transacting business with certain PRC customers or suppliers, limit, prevent or discourage certain PRC customers or suppliers from transacting business with us or Arm China, or make it more expensive to do so, which could adversely affect demand for our products. Total revenue derived from the PRC market increased $16 million or 10% during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022 and decreased $11 million or 3% during the six months ended September 30, 2023 as compared to the six months ended September 30, 2022. Our royalty revenue decreased for the same periods primarily due to global semiconductor industry slowdown.
Developments in Export Control Regulations
In October 2022, the BIS of the U.S. Department of Commerce published changes to U.S. export control regulations that restrict the PRC’s semiconductor and supercomputing industries’ ability to obtain advanced computing chips, as well as software, hardware, equipment, and technology used to develop and maintain supercomputers and manufacture advanced semiconductors. We have been impacted by the implementation in October 2022 of rules by the BIS, which principally relate to (i) implementing new process requirements that require licensees to disclose semiconductor manufacturing facilities used for manufacturing Arm-based integrated circuit designs; and (ii) controlling previously non-controlled Arm interconnect IP as well as releasing a modified version of such IP that does not exceed the BIS performance thresholds for the PRC. We anticipate additional changes to U.S. export control regulations in the future, but we cannot forecast the scope or timing of such changes. We will continue to monitor such developments, including potential additional trade restrictions, and other regulatory or policy changes by the U.S. and foreign governments.

Impact of the Current Macroeconomic Environment and Geopolitical Events
Uncertainty in the macroeconomic environment, resulting from a range of events and trends, including the recent financial institution failures, rise in global inflation and interest rates, supply chain disruptions, geopolitical pressures, including the unknown impact of current and future U.S. and PRC trade regulations, changes in PRC-Taiwan relations, the war in Ukraine, fluctuation in foreign exchange rates, and associated global economic conditions have resulted in volatility in our operating performance. For example, the war in Ukraine could lead to further market disruptions and exacerbate current supply chain constraints, including with respect to certain materials and metals, which are essential in semiconductor manufacturing. The war between Israel and Hamas has caused no major interruption to our operations to date. Furthermore, given the concentration of semiconductor manufacturing in East Asia (particularly in Taiwan), any potential escalation in geopolitical tensions in Asia, particularly with respect to Taiwan, could significantly disrupt existing semiconductor chip manufacturing and increase the prospect of increased interruption to the semiconductor chip supply across the world.
Investment in Technology and Product Development
To remain competitive, we must continue to develop new applications and enhancements to our existing products and services, particularly as next generation technology is adopted by market participants. Allocating and maintaining adequate research and development resources, such as the appropriate personnel and development technology, to meet the evolving demands of the market is essential to our continued success.
Recent Events and Transactions
Corporate Reorganization
In September 2023, the Company completed a board approved corporate reorganization which involved (1) the shareholders of Arm Limited exchanging each of the ordinary shares held by them in Arm Limited for newly issued ordinary shares of Arm Holdings Limited; and (2) the re-registration of Arm Holdings Limited as a public limited company under the laws of England and Wales at which time its name was changed to Arm Holdings plc. This corporate reorganization was solely for the purpose of reorganizing the Company’s corporate structure, in which Arm Limited became a wholly owned subsidiary of the holding company, Arm Holdings plc. This transfer of equity resulted in the issuance of ordinary shares of Arm Holdings plc to shareholders in the same class and the same number of ordinary shares as their previous shareholding in Arm Limited. As a result of the corporate reorganization between entities under common control, the historical consolidated financial statements of the Company were retrospectively adjusted for the change in reporting entity. Therefore, the historical consolidated financial statements of Arm Limited became the historical consolidated financial statements of Arm Holdings plc as of the date of the corporate reorganization.
Initial Public Offering
The registration statement on Form F-1 relating to the Company’s initial public offering (“IPO”) was declared effective on September 13, 2023 and the Company’s American depository shares (“ADSs”) began trading on the Nasdaq Global Select Market under the ticker symbol “ARM” on September 14, 2023. On September 18, 2023, the Company completed the closing of its IPO. The Company’s shareholders sold an aggregate of 102,500,000 ADSs representing ordinary shares in the Company at a price of $51 per share, including the underwriters’ full exercise of their option to purchase up to an additional 7,000,000 ADSs to cover over-allotments. The Company did not receive any proceeds from the sale of the ADSs in the IPO.
Public Company Expenses
As a recently public company, we will continue to implement additional procedures and processes for the purpose of addressing the standards and requirements applicable to public companies. We expect our finance, legal and employee-related expenses to increase as we establish more comprehensive compliance and governance functions and hire additional personnel to support such functions, maintain and review internal controls over financial reporting in accordance with the Sarbanes-Oxley Act, and prepare and distribute periodic reports in accordance with SEC rules. Our financial statements will reflect the impact of these expenses. We also expect higher premiums for the costs of our insurance, including directors’ and officers’ insurance.

In addition, in connection with the IPO, we recognized incremental and accelerated share-based compensation expense in the three months ended September 30, 2023. Certain restricted share units (“RSU”) previously issued under the 2019 AEP, the 2019 EIP, and the 2022 RSU plans that were classified as liability-classified awards were modified to be classified as equity-classified awards. All awards under the 2019 AEP will vest 180 days after IPO, subject to the achievement of certain market condition targets and continued service by employees. All RSUs under the 2019 EIP vested upon IPO for which we recognized accelerated share-based expense in the three months ended September 30, 2023. The 2022 RSU Plan provides vesting schedules applicable prior to an initial public offering and after an initial public offering. The RSUs that were previously probable of vesting based on the vesting schedule applicable prior to IPO were modified to the vesting schedule applicable post IPO. Executive awards that were granted under the 2022 RSU Plan in monetary value were converted into shares upon IPO and vesting will be satisfied in shares. Equity compensation has been, and will continue to be, an important part of our future compensation strategy and a significant component of our future expenses, which we expect to increase over time.

Components of Results of Operations
Total Revenue
Most of our licenses have two components: license fees and support and maintenance fees (recognized as license and other revenue) and per-chip royalties (recognized as royalty revenue). However, some licenses can have multiple payment milestones that are date-based or event-based (e.g., six months after the effective date of the contract or upon tape-out of the first chip design).
We disaggregate revenue into the following categories for major product offerings:
License and Other Revenue
License and other revenue include revenue from licensing, software development tools, design services, training, support, and all other fees that do not constitute royalty revenue. The products licensed by us consists of design information and related documentation to enable a customer to design and manufacture semiconductor chips and related technology. Over the term of a license, contractual payments can generally range from hundreds of thousands of dollars to hundreds of millions of dollars, depending on the type of license, its duration, and the type of product that is being licensed. A license may be perpetual, use-limited or time-limited in its application. Delivery (i.e., providing the customer access to the licensed products) generally occurs within a short period after executing a license agreement. In some cases, we may license products that are still under development, in which case delivery can be many months, or even years, after executing a license agreement. We generate a significant proportion of our Licensing and other revenue from a relatively small number of customers.
License fees are invoiced pursuant to an agreed schedule. Typically, the first invoice is generated upon signing of the license agreement, and licensing and other revenue is recognized upon delivery of the products. In addition to the license fees, our license agreements generally provide for customer support services, which consist of telephonic or e-mail support. Fees for customer support services are generally specified in the contract. Typically, no upgrades to the licensed products are provided, except those updates and upgrades provided on a when-and-if-available basis. Revenue from customer service support are recorded within other revenue.
Arm Flexible Access agreements provide our customers with access to a wide range of processor, graphics, and systems products, especially older and less performant products. Arm Flexible Access agreements have two components: an annual low-cost portfolio license fee payable in installments and a license fee once they have reached “tape-out,” which occurs when the final result of our customer’s semiconductor chip design incorporating our products is sent for manufacturing, at which point they decide which of our products they wish to deploy in their chip. We believe that Arm Flexible Access agreements are most suitable for smaller companies, including start-ups and business units of larger companies, that want to experiment with different configurations of our products before committing to a chip design.
Arm Total Access agreements also provide our customers with access to a package of our products, including processor, graphics, and systems products. Arm Total Access customers have the option to license our most advanced processors as part of the package. Arm Total Access customers pay a periodic portfolio license fee to maintain access to our products. There are no additional fees payable by our customers under our Arm Total Access agreements upon tape-out because manufacturing design rights are included within the portfolio license fee and are reflected in the license pricing. We believe that Arm Total Access agreements are most suitable for larger, established, semiconductor companies who expect to deploy our products in a wide range of their products.
We provide software development tools and a range of services to companies developing chips based on our products. These tools and services include, among others: (i) software development tools for engineers to write and debug software on Arm processors, (ii) design license and development services to customize technology IP tailored towards customers’ specific needs, (iii) training on our products and how to write software to utilize their functionality and capability, and (iv) support and maintenance, for which we generally require an annual fee for a minimum of one year.
Royalty Revenue
Royalties are generally either set as a percentage of the licensee’s average selling price per chip or as a fixed amount per chip. The royalty rates per chip typically reduce over time as the total volume of chips incorporating our products shipped increases; notwithstanding such reductions in royalty rates and fees per chip, license agreements with component manufacturing customers typically include a minimum royalty percentage or fee per chip. Royalty payment schedules in individual license agreements vary depending on the nature of the license and the degree of market acceptance of our products on the date the license agreement is executed. In addition, the amount of royalty payments in respect of our products can increase as the customer integrates more of our products into the chip. See “—Key Factors and Trends Affecting Our Operating Results—Ability to Provide Our Customers with More Value Per Chip” above for examples of how customers may incorporate multiple products in a single chip. License contracts require the licensee to issue royalty reports, including details of chip sales, to us on a quarterly basis.
Royalty revenue is recognized on an accrual basis in the quarter in which the customers ship chips containing our products, using an estimate based on sales trends and judgment for several key attributes, including industry estimates of expected shipments, the percentage of markets using our products, and average selling price (with a true-up in the following quarter based on actual sales data once received).
Revenue from External Customers and Related Parties
We also separately present revenue derived from contracts with our external customers and those derived from related parties. Revenue from related parties are derived from Arm China and customers in which we have an equity method investment.
Cost of Sales
Cost of sales (“COS”) is comprised primarily of the costs of providing technical support and training to our customers. Occasionally, some Research and Development costs may be classified as COS if one of our IP products is being customized as part of professional and design services. COS expenses consist primarily of employee-related expenses, project costs associated with professional services and the provision of support and maintenance to customers, along with expenses related to license development services revenue, amortization of developed technology, and allocated overhead. Employee-related expenses include salaries, bonuses, share-based compensation and associated benefits.
Research and Development
Research and development (“R&D”) is at the heart of our business and critical to our future success. Accordingly, we have always invested, and will continue to invest, significant resources in our R&D program. Our vision to invest and develop new products is driven by our desire to maintain or increase our market share and create value for our customers. By developing and licensing innovative products, we allow our customers to focus their resources on competitive differentiation, unique to their own ability to differentiate.
We have substantially increased our R&D investment to focus on long-term returns and to replicate the strong position that we maintain in smartphones and in other markets, such as automotive, networking equipment, cloud compute and industrial IoT. Each generation of processor is typically more advanced and more complex than the previous generation, which requires increased development efforts that may be partially offset by improvements in productivity. Consequently, each year we increase our R&D investment in line with the increased development needs of the next generation of products. Engineers are in high demand and well- remunerated, and accordingly our increased R&D activity will continue to result in an increase in costs, principally driven by salaries for such technical employees and the costs of tools they need.
R&D expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in research and development functions, along with project materials costs, third-party fees paid to consultants, depreciation and amortization, allocated overhead, information technology and other development expenses. We receive government grants to compensate for certain research activities and we recognize the benefit as a reduction of the related expenses included in R&D expenses.
Selling, General and Administrative
Our engineering teams are well supported by vital selling, general and administrative functions. Selling, general and administrative expenses consist primarily of employee-related expenses, including salaries, bonuses, share-based compensation, and benefits associated with employees in sales and marketing, along with corporate and administrative functions, including accounting and legal professional services fees, depreciation and amortization, advertising expenses, allocated overhead, information technology and other corporate-related expenses.
Disposal, Restructuring and Other Operating Expenses, Net
In recent years, we have invested in new systems for our commercial and finance teams to streamline our operations and create efficiencies. In March 2022, we announced a restructuring plan to align our selling, general and administrative workforce with strategic business activities. The expenses associated with this plan are included within “Disposal, restructuring and other operating expenses, net” in the Condensed Consolidated Income Statements and consist of employee termination benefits and other related costs. Disposal expenses consist primarily of transaction costs, such as legal and professional fees, relating to various disposal activities.
Restructuring and other operating expenses consist primarily of employee termination benefits. Recognition of costs for employee termination benefits depends on whether employees are required to render service beyond a minimum retention period in order to receive the termination benefits. If employees are required to render service beyond a minimum retention period in order to receive the termination benefits, costs are recognized ratably over the applicable future service period. Otherwise, costs are recognized when the Company has committed to a restructuring plan and has communicated those actions to employees. Employee termination benefits covered by existing benefit arrangements are recognized when the Company has committed to a restructuring plan and the termination benefits are probable and estimable.
Impairment of Long-Lived Assets
Impairment of long-lived assets includes impairments recognized on certain property and equipment and acquired intangibles as a result of lower than anticipated operating results and a deterioration in projected results. For purposes of determining the impairment, we relied on the income approach utilizing discounted cash flows to arrive at fair value.
Income (loss) from Equity Investments, Net
Income (loss) from equity investments, net includes changes in the fair value of certain equity method investments for which we elect to apply fair value accounting or at the net asset value, our proportionate share of equity method investee income or loss for certain equity method investments, and gains and losses on other marketable and non-marketable securities. Our proportionate share of income or loss from equity method investments accounted for under the equity method is recognized in the subsequent quarter of which such income or loss is recognized by our investee.
Interest Income (Loss), Net
Interest income consists primarily of interest received on cash and cash equivalents, short-term investments that we hold with various financial institutions, and loans receivable. Interest expense consists primarily of interest on finance leases.
Other Non-Operating Income (Loss), Net
Other non-operating income (loss), net consists of one-time gains and losses and other miscellaneous income and expense items unrelated to our core operations, including gains or losses arising from changes in the fair value of derivative financial instruments, gains or losses on realized and unrealized foreign exchange contracts and changes in the fair value of convertible loans receivable.
Income Tax (Expense) Benefit
We account for income taxes using the asset and liability method under GAAP, whereby deferred income taxes are recognized for the tax consequences of temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities. Income tax expense reflects income earned and taxed, in jurisdictions in which we conduct business, which mainly include U.K. and U.S. federal and state income taxes. We benefit from the U.K.’s “patent box” regime, which allows certain profits attributable to revenue from patented products (and other qualifying income) to be taxed at an effective corporation tax rate of 10%.

Results of Operations
The following table sets forth the components of operations from our unaudited Condensed Consolidated Income Statements and such data as a percentage of total revenue on an absolute basis, for the periods indicated:

	Three Months Ended September 30,				Six Months Ended September 30,
(in millions, except percentages)	2023	% of revenue	2022	% of revenue	2023	% of revenue	2022	% of revenue
Revenue:
Revenue from external customers	$644	80%	$469	74%	$1,179	80%	$993	75%
Revenue from related parties	162	20%	161	26%	302	20%	329	25%
Total revenue	806	100%	630	100%	1,481	100%	1,322	100%
Cost of sales	(46)	(6)%	(25)	(4)%	(77)	(5)%	(50)	(4)%
Gross profit	760	94%	605	96%	1,404	95%	1,272	96%
Operating expenses:
Research and development	(626)	(78)%	(248)	(39)%	(963)	(65)%	(466)	(35)%
Selling, general and administrative	(290)	(36)%	(172)	(27)%	(486)	(33)%	(325)	(25)%
Disposal, restructuring and other operating expenses, net	—	0%	(2)	0%	—	0%	(4)	0%
Total operating expense	(916)	(114)%	(422)	(67)%	(1,449)	(98)%	(795)	(60)%
Operating income (loss)	(156)	(19)%	183	29%	(45)	(3)%	477	36%
Income (loss) from equity investments, net	(5)	(1)%	(60)	(10)%	(12)	(1)%	(74)	(6)%
Interest income, net	28	3%	6	1%	52	4%	8	1%
Other non-operating income (loss), net	14	2%	23	4%	13	1%	27	2%
Income (loss) from operations before income taxes	(119)	(15)%	152	24%	8	1%	438	33%
Income tax expense	9	1%	(38)	(6)%	(13)	(1)%	(99)	(7)%
Net income (loss)	$(110)	(14)%	$114	18%	$(5)	—%	$339	26%
Percentages are calculated from the amounts presented and may not add to their respective totals due to rounding

Total revenue

	Three Months Ended September 30,
	External Customers			Related Parties			Total
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
License and Other Revenue	$294	$95	209%	$94	$93	1%	$388	$188	106%
Royalty Revenue	350	374	(6)%	68	68	—%	418	442	(5)%
	$644	$469	37%	$162	$161	1%	$806	$630	28%

	Six Months Ended September 30,
	External Customers			Related Parties			Total
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change	2023	2022	% Change
License and Other Revenue	$474	$242	96%	$189	$204	(7)%	$663	$446	49%
Royalty Revenue	705	751	(6)%	113	125	(10)%	818	876	(7)%
	$1,179	$993	19%	$302	$329	(8)%	$1,481	$1,322	12%
Total revenue increased $176 million, or 28%, to $806 million during the three months ended September 30, 2023, from total revenue of $630 million during the three months ended September 30, 2022. Total revenue increased $159 million, or 12%, to $1,481 million during the six months ended September 30, 2023, from total revenue of $1,322 million during the six months ended September 30, 2022. License and other revenue increased $200 million during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022 and increased $217 million during six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily driven by new licensing agreements, increase in revenue from arrangements entered in prior periods as well as renewals of our existing license arrangement by customers to gain access to the latest versions of our technology IP. Royalty revenue decreased $24 million the three months ended September 30, 2023 as compared to the three months ended September 30, 2022 and decreased $58 million during the six months ended September 30, 2023 as compared to the six months ended September 30, 2022. The decrease in royalty revenue was driven primarily by macroeconomic slowdown and lower shipments by our customers to normalize their inventory levels.
Revenue from external customers increased $175 million during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, driven primarily by a $199 million increase in license and other revenue, which was partially offset by a $24 million decrease in royalty revenue. Revenue from external customers increased $186 million during six months ended September 30, 2023 as compared to the six months ended September 30, 2022, driven primarily by a $232 million increase in license and other revenue, which was partially offset by a $46 million decrease in royalty revenue. Revenue from related parties was relatively flat during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022. Revenue from related parties decreased $27 million during six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily driven by the $15 million decrease in license and other revenue and a $12 million decrease in royalty revenue due to global semiconductor industry slowdown.
During the three months ended September 30, 2023 and 2022 revenue from sales to customers outside of the U.S. accounted for approximately 59% and approximately 61% of total revenue, respectively. During the six months ended September 30, 2023 and 2022 revenue from sales to customers outside of the U.S. accounted for approximately 58% and approximately 62% of total revenue, respectively. Less than 2% of our total revenue is denominated in currencies other than U.S. dollars, and the impact of changes in foreign exchange rates on our revenue and results of operations for the three and six months ended September 30, 2023 and 2022 was immaterial.

Cost of sales

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Cost of sales	$(46)	$(25)	84%	$(77)	$(50)	54%
Cost of sales increased by $21 million during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, and increased by $27 million during the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to the impact of the incremental share-based compensation costs arising in connection with the IPO (see Note 8 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements), professional service fees, and activities associated with professional and design services.
Research and development

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Research and development	$(626)	$(248)	152%	$(963)	$(466)	107%
Research and development expenses increased by $378 million during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, and increased by $497 million during the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to the impact of the incremental share-based compensation costs arising in connection with the IPO (see Note 8 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements), salaries and related expenses due to headcount increases from hiring as well as increases in cloud engineering expenses, including cloud services, and allocated facility overhead expenses, partially offset by increases in research and development tax credits and gains from cash flow hedge activity.
Selling, general and administrative

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Selling, general and administrative	$(290)	$(172)	69%	$(486)	$(325)	50%
Selling, general and administrative expenses increased by $118 million during the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, and increased by $161 million during the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to the impact of the incremental share-based compensation costs arising in connection with the IPO (see Note 8 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements), employee related bonus awards, salaries and related expenses due to headcount increases from hiring, public company readiness costs, travel expenses, professional service expenses and related charges, partially offset by the reversal of liability for litigation (see Note 11 - Commitments and Contingencies in the Notes to the Condensed Consolidated Financial Statements), reduced allowance for expected credit losses on loan receivable, decreased marketing activities, employee related one-time payment in the prior period, and gains from cash flow hedge activity.
Disposal, restructuring and other operating expenses, net

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Disposal, restructuring and other operating expenses, net	$—	$(2)	(100)%	$—	$(4)	(100)%

Disposal, restructuring and other operating expenses, net decreased by $2 million for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, and decreased by $4 million during the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, as the restructuring activities were completed in the prior period for the restructuring plan announced in March 2022.
Income (loss) from equity investments, net

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Income (loss) from equity investments, net	$(5)	$(60)	(92)%	$(12)	$(74)	(84)%
Loss from equity investments, net decreased by $55 million for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, and decreased by $62 million for the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to reductions in unrealized losses related to equity method investments accounted for at fair value and non-marketable securities.
Interest income, net

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Interest income, net	$28	$6	367%	$52	$8	550%
Interest income, net increased by $22 million for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, and increased by $44 million for the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to higher short-term investments and cash equivalents, and favorable interest rate yields recognized on short-term investments and cash equivalents.
Other non-operating income (loss), net

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Other non-operating income (loss), net	$14	$23	(39)%	$13	$27	(52)%
Other non-operating income (loss), net decreased by $9 million for the three months ended September 30, 2023 as compared to the three months ended September 30, 2022, and decreased by $14 million for the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to reduced realized and unrealized foreign exchange gains for all periods presented.
Income tax (expense) benefit

	Three Months Ended September 30,			Six Months Ended September 30,
(in millions, except percentages)	2023	2022	% Change	2023	2022	% Change
Income tax benefit (expense)	$9	$(38)	(124)%	$(13)	$(99)	(87)%
Income (loss) before income taxes	$(119)	$152	(178)%	$8	$438	(98)%
Income tax benefit (expense) as a percentage of income before taxes	7.6%	(25.0)%		(162.5)%	(22.6)%
Income tax benefit (expense) and the effective tax rate for the three and six months ended September 30, 2023 as compared to the three and six months ended September 30, 2022 changed primarily due to differences in pre-tax income and the impact of the incremental share-based compensation costs arising in connection with the IPO (see Note 8 - Share-based Compensation in the Notes to the Condensed Consolidated Financial Statements), part of which does not give rise to a tax benefit due to irrecoverable withholding taxes.

On August 16, 2022, the Inflation Reduction Act of 2022 was enacted into U.S. law. The legislation includes a new corporate alternative minimum tax (“CAMT”) of 15% on the adjusted financial statement income (“AFSI”) of corporations with average AFSI exceeding $1.0 billion over a three-year period. The CAMT is effective for the Company for the fiscal year ending March 31, 2024. The Company has assessed the potential impact of the CAMT and does not expect the CAMT will have a material impact on the financial statements or results of operations.
Liquidity and Capital Resources
We measure liquidity in terms of our ability to fund our cash obligations as they become due, including requirements of our business operations, working capital requirements, capital expenditures, contractual obligations, acquisitions and investments, and other commitments. We have historically financed, and intend to continue to finance, our operations primarily through cash generated from our business operations, partially supported by government research grants and tax credits. For the six months ended September 30, 2023 and 2022, the government research grant and tax credits benefits recognized were $63 million and $41 million, respectively. As of September 30, 2023, we had cash and cash equivalents of $1,406 million and short-term investments of $800 million.
We believe that our cash and cash equivalents and short-term investments will be adequate to meet our liquidity requirements for at least the next 12 months and in the longer term. Our future capital requirements will depend on several factors, including our revenue growth, the timing and extent of spending on R&D efforts and other growth initiatives, the timing of new products and services introductions, market acceptance of our products, and overall economic conditions. We could be required, or could elect, to seek additional funding through debt or equity financing; however, additional funds may not be available on terms acceptable to us, if at all. If we are unable to raise additional capital or generate cash flows necessary to expand our operations and invest in continued innovation, we may not be able to compete successfully, which would harm our business, results of operations, financial condition and prospects.
The following table summarizes our cash flows for the periods indicated.

	Six Months Ended September 30,
(in millions)	2023	2022
Net cash provided by (used for) operating activities	$113	$(155)
Net cash provided by (used for) investing activities	$(223)	$(118)
Net cash used for financing activities	$(39)	$(20)
Effect of foreign exchange rate changes on cash and cash equivalents	$1	$(21)
Net increase (decrease) in cash and cash equivalents	$(148)	$(314)
Cash and cash equivalents at the beginning of the period	$1,554	$1,004
Cash and cash equivalents from continuing operations, end of the period	$1,406	$690
Net Cash Provided by (Used for) Operating Activities
Net cash provided by operating activities increased by $268 million to $113 million for the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to timing of certain non-cash items including incremental and accelerated share-based compensation costs, and changes in assets and liabilities, partially offset by lower income on equity investments due to fair value movements. Changes in assets and liabilities were primarily driven by lower accounts receivable balance due to improved collection cycles, increases in contract assets and decrease in contract liabilities due to the new contracts signed and timing of revenue recognition, share-based compensation awards conversion from liability-classified awards to equity-classified awards upon IPO, decrease in tax liabilities, decrease in other liabilities due to settlement of payables to ARM China, and lower operating lease liabilities primarily due to early termination of lease contracts in prior period.
Net Cash Provided by (Used for) Investing Activities
Net cash used for investing activities increased by $105 million to $223 million for the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to $364 million decrease in proceeds from maturity of short-term investments, offset by $280 million decrease in purchases of short-term investments, and $22 million increase in purchases of property and equipment.

Net Cash Used for Financing Activities
Net cash used for financing activities increased by $19 million to $39 million for the six months ended September 30, 2023 as compared to the six months ended September 30, 2022, primarily due to $6 million payment for finance lease arrangements and $12 million payments of withholding tax on vested shares.
Critical Accounting Estimates
Our condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the U.S.. The preparation of these condensed consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenue, costs, and expenses, and related disclosures. We base our estimates on historical and anticipated results and trends and on various other assumptions that we believe are reasonable under the circumstances, including assumptions as to future events. By their nature, estimates are subject to an inherent degree of uncertainty. Although we believe that the estimates and the assumptions supporting our assessments are reasonable, actual results could differ materially (either positively or negatively, as applicable) from our estimates, which could have a material effect on our condensed consolidated financial statements.
We believe that our most significant accounting policies include revenue recognition, valuation of equity investments measured at fair value, ordinary share valuations for the periods prior to initial public offering, share-based compensation, impairment of goodwill, and income taxes. These policies and the estimates and judgements involved are discussed further in the Management’s Discussion and Analysis of Financial Condition on the Form F-1 for the fiscal year ended March 31, 2023. We have other significant accounting policies that either do not generally require estimates and judgments that are as difficult or subjective, or it is less likely that such accounting policies would have a material impact on our reported results of operations for a given period.
Except for the accounting policies and estimates outlined under Financial Statements, Note 1 - Description of Business and Summary of Significant Accounting Policies, there have been no material changes during the six months ended September 30, 2023 to the items that we disclosed as our significant accounting policies and estimates in Management’s Discussion and Analysis of Financial Condition and Results of Operations in our IPO Prospectus on Form F-1.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ARM HOLDINGS PLC

Date: November 9, 2023	By:	/s/ Laura Bartels
	Name:	Laura Bartels
	Title:	Chief Accounting Officer (Principal Accounting Officer)